UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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[redacted]

11022838

ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 34344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO CAPITAL MARKETS CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 TIMES SQUARE
(No. and Street)

NEW YORK (City) NEW YORK (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSANNE VORSTER (212) 702-1982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP.
(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE (Address) NEW YORK (City) NEW YORK (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 8 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH
9/15

OATH OR AFFIRMATION

I, PETER HINMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO CAPITAL MARKETS CORP., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIETTA K BOTTERO
NOTARY PUBLIC, State of New York
No. 31-4644432
Qualified in New York County
Commission Expires November 30, 2009

Notary Public

Signature

PETER HINMAN, CHIEF OPERATING OFFICER AND
Title EXECUTIVE MANAGING DIRECTOR

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Capital Markets Corp.:

We have audited the accompanying statement of financial condition of BMO Capital Markets Corp. (the Company), a wholly owned subsidiary of Harris Financial Corp., as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BMO Capital Markets Corp. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2010

BMO CAPITAL MARKETS CORP.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Statement of Financial Condition

December 31, 2009

Assets

Cash	$	6,081,479
Securities borrowed		9,642,170,739
Securities purchased under agreements to resell		563,555,008
Receivable from brokers, dealers, and clearing organizations		382,065,354
Receivable from customers		433,210
Receivable from affiliates		24,389,137
Financial instruments owned, at fair value		593,997,207
Accrued interest receivable		2,296,323
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $26,558,762		8,716,956
Other assets		73,197,059
	$	11,296,902,472

Liabilities and Stockholder's Equity

Liabilities:		
Securities loaned	$	8,470,420,258
Securities sold under agreements to repurchase		1,395,120,274
Payable to brokers, dealers, and clearing organizations		233,524,460
Payable to customers		14,388,012
Financial instruments sold, not yet purchased, at fair value		512,874,521
Accounts payable and accrued expenses		89,327,456
Total liabilities		10,715,654,981
Commitments and contingent liabilities		
Liabilities subordinated to claims of general creditors		300,000,000
Stockholder's equity:		
Preferred stock, $1,000 stated value, 1 share authorized issued and outstanding		1,000
Common stock, $10 par or stated value, 10,000 shares authorized; 2,660 shares issued and outstanding		26,600
Additional paid-in capital		308,509,780
Accumulated deficit		(24,929,432)
Accumulated other comprehensive loss		(2,360,457)
Total stockholder's equity		281,247,491
Total liabilities and stockholder's equity	$	11,296,902,472

See accompanying notes to financial statements.

BMO CAPITAL MARKETS CORP.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Statement of Operations

Year ended December 31, 2009

Revenues:		
Commissions	$	82,487,286
Underwriting and advisory		97,065,150
Investment management revenue		29,272,720
Interest and dividend income, net of interest expense of $37,716,918		4,254,793
Trading loss, net		(4,516,402)
Other		58,204,547
		266,768,094
Expenses:		
Employee compensation and benefits		196,537,107
Floor brokerage and clearing fees		19,422,313
Occupancy and equipment		14,424,977
Travel and entertainment		12,207,782
Professional services		8,109,090
Communications		7,219,329
Data processing		4,449,164
Depreciation and amortization		2,935,529
Interest on subordinated liabilities		2,431,627
Other		28,011,545
		295,748,463
Loss before income tax benefit		(28,980,369)
Income tax benefit		1,381,662
Net loss	$	(27,598,707)

See accompanying notes to financial statements.

BMO CAPITAL MARKETS CORP.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Statement of Changes in Stockholder's Equity
Year ended December 31, 2009

	Preferred stock	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance, beginning of year	$ 1,000	17,000	208,519,380	2,669,275	(10,409,715)	200,796,940
Capital contribution - issuance of 960 shares		9,600	99,990,400			100,000,000
Comprehensive loss:						
Net loss	—	—	—	(27,598,707)	—	(27,598,707)
Net change in unrealized gains on pension and postretirement benefits, net of tax	—	—	—	—	8,049,258	8,049,258
Total comprehensive loss						(19,549,449)
Balance, end of year	$ 1,000	26,600	308,509,780	(24,929,432)	(2,360,457)	281,247,491

See accompanying notes to financial statements.

BMO CAPITAL MARKETS CORP.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Statement of Changes in Liabilities
Subordinated to Claims of General Creditors

Year ended December 31, 2009

Subordinated liabilities, beginning of year	$	200,000,000
Issuance of new debt		100,000,000
Decreases		—
Subordinated liabilities, end of year	$	300,000,000

See accompanying notes to financial statements.

BMO CAPITAL MARKETS CORP.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(27,598,707)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization		2,935,529
Deferred taxes		5,920,395
(Increase) decrease in operating assets:		
Receivable from brokers, dealers, and clearing organizations		(233,083,154)
Receivable from customers		72,006,957
Receivable from affiliates		3,876,261
Financial instruments owned, at fair value		224,273,467
Securities borrowed		(3,501,706,822)
Securities purchased under agreements to resell		1,549,984,437
Accrued interest receivable		4,720,651
Other assets		59,765,724
Increase (decrease) in operating liabilities:		
Payable to brokers, dealers, and clearing organizations		222,401,378
Payable to customers		(10,520,657)
Financial instruments sold, not yet purchased, at fair value		(174,188,235)
Securities loaned		2,511,678,094
Securities sold under agreements to repurchase		(762,545,514)
Accounts payable and accrued expenses		(14,389,873)
Net cash used by operating activities		(66,470,069)
Cash flows from investing activities:		
Purchases of furniture, equipment, and leasehold improvements, net		(671,509)
Business acquisition		(5,927,906)
Net cash used in investing activities		(6,599,415)
Cash flows from financing activities:		
Decrease in short-term borrowings		(125,000,000)
Increase in liabilities subordinated to claims of general creditors		100,000,000
Capital contribution - issuance of 960 shares of common stock		100,000,000
Net cash provided by financing activities		75,000,000
Net increase in cash		1,930,516
Cash at beginning of year		4,150,963
Cash at end of year	$	6,081,479

See accompanying notes to financial statements.

BMO CAPITAL MARKETS CORP.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Notes to Financial Statements

December 31, 2009

(1) Organization and Description of Business

BMO Capital Markets Corp. (the "Company") is a wholly owned subsidiary of Harris Financial Corp. (HFC), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company. The Company operates as a self-clearing, institutional broker-dealer. It conducts its principal operations from office facilities in New York and Chicago, maintains additional offices in Atlanta, Boston, Denver, Greenwich, Houston, Los Angeles, San Francisco and Seattle, and also maintains an operations center in Jersey City, New Jersey. The Company is registered with the Securities and Exchange Commission (SEC) as a U.S. securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), Chicago Stock Exchange, and the Securities Investor Protection Corporation.

On December 13, 2009, the Company closed a transaction in which it acquired a match stock loan/borrow book, along with certain assets used in the business, from Paloma Securities LLC. The total purchase price was $5,927,906 and $5,608,389 was recorded as goodwill. Acquisition-related costs of $807,209 were recorded to professional services and other in the accompanying Statement of Operations. The results of the acquisition have been included in the Company's financial statements since December 14, 2009. The purchase of these assets provides the Company with the opportunity to expand its stock loan/borrow match book business.

(2) Significant Accounting Policies

Basis of Presentation

The Company maintains its financial records in United States dollars. These financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Immaterial Correction

The Company records floor brokerage and clearing fees as incurred. The Company determined that $3,623,756 of such fees incurred during the year ended 2008 had not been recorded in that period and are reflected in the accompanying Statement of Operations. The Company has determined that the impact of this amount that arose in the prior period is not material to the results of operations of that period or the current period.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents funds held in the Company's bank accounts for firm operating activities.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition. Financial instruments are recorded in the Statement of Financial Condition at market or estimated fair value.

Revenue Recognition

Futures and delayed delivery commitments are recorded at fair value rather than at gross settlement amount (which is recorded on settlement date) on trade date, in accordance with standard industry practice, with net unrealized gains or losses reflected in the financial statements. The unrealized gain (loss) from securities and other financial instruments used for trading purposes is recorded in trading loss, net, in the Statement of Operations. Interest income from financial instruments owned, securities borrowed and purchased under agreements to resell, and interest expense for financial instruments sold, not yet purchased, securities loaned and sold under agreements to repurchase, are included in interest and dividend income, net, in the Statement of Operations.

Securities Purchased or Sold Under Agreements to Resell or Repurchase

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions. These transactions are collateralized by U.S. Government and U.S. Government agency securities, commercial paper, corporate, mortgage and asset-backed securities, and are carried at contract amount plus accrued interest.

The Company's policy is to take possession of securities purchased under agreements to resell and to value the securities on a daily basis to protect the Company in the event of default by a counterparty. In addition, actions are taken to obtain additional collateral if the market value of the underlying assets is not sufficient to protect the Company.

Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivable and payable, are offset and excluded from the accompanying Statement of Financial Condition when they meet the criteria for netting as prescribed by U.S. GAAP.

Securities Lending Activities

Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at

the amount of collateral advanced or received. Interest on such transactions is accrued and is included in the Statement of Financial Condition in accrued interest receivable and payable.

Collateralized Short-Term Transactions

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contracted obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged each day, and by requiring collateral levels to be adjusted in the event of excess market exposure. As of December 31, 2009, the fair market value of assets that the Company has pledged to counterparties under securities sold under agreement to repurchase and securities loaned transactions is $9,461,860,292. These assets primarily consist of securities where the counterparty has the right to re-pledge or sell the security. The Company has also received similar assets as collateral as of December 31, 2009, with a fair market value of $9,945,458,900.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include advisory fees earned from providing merger-and-acquisition services and structuring advice. Investment banking advisory fees are recorded on an accrual basis and underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Investment Management

Investment management revenue includes fees the Company earns for the daily management of operations of an unaffiliated entity that conducts securitization activities.

Income Taxes

The Company's Federal taxable income is included in a Federal consolidated tax return with HFC and its eligible subsidiaries (consolidated group). The Company files separate state tax returns in certain states and is included in combined state tax returns with other affiliates in other states. The Company is party to a tax sharing agreement with its parent, HFC, under which the Company pays, to HFC, the Company's separately computed tax liability, if any, and under which HFC pays, to the Company, the Company's separately computed tax benefit, if any, arising from the utilization of the Company's separately computed taxable loss by the consolidated group. Income taxes currently payable or receivable are paid to or received, from HFC.

The Company recognizes penalties and accrued interest related to its unrecognized tax benefits in income tax expense.

In 2009, tax legislation was enacted that would allow the HFC federal consolidated group to elect to carry its 2008 or 2009 federal operating loss back 5 years, with some restrictions in year 5. The HFC consolidated group will elect to carry its 2009 federal operating loss back 5 years and recover federal taxes previously paid for the years 2004 through 2007.

Depreciation and Amortization

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization for furniture and equipment are provided on a straight-line basis using estimated useful lives of between three and ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Stock-Based Compensation

BMO offers a long-term incentive program for certain of the Company's senior employees. Under this plan, participants are granted an award in restricted stock units and receive cash payment in three installments, based upon BMO's common stock price, over a three-year period. Employees who resign or are terminated for cause will not be entitled to receive awards previously granted. Compensation expense for these restricted stock awards is measured net of estimated forfeitures. Amounts granted to employees eligible to retire are expensed at the time of grant. The amount related to employees not eligible to retire is recorded in the balance sheet in other assets, and is amortized to employee compensation expense over the three-year period of the plan as the participants' entitlement to payment under the plan vests. Employee expense related to the long-term incentive programs for the year ended December 31, 2009 was $28,724,721.

(3) Securities and Cash Segregated Pursuant to Federal and Other Regulations

U.S. Treasury securities have been segregated in a "special reserve bank account for the exclusive benefit of customers" under Rule 15c3-3 of the SEC. The market value of such segregated securities amounted to $27,096,846 as of December 31, 2009.

The Company has satisfied collateral requirements with clearing corporations and other broker-dealers by depositing securities and cash in the amount of $7,950,000 and $44,516,375, respectively, as of December 31, 2009.

(4) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2009, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 126,113,830	121,978,837
Receivable from/payable to brokers and dealers	210,930,591	111,545,623
Receivable from/payable to clearing organizations	45,020,933	—
	$ 382,065,354	233,524,460

(5) Supplemental Cash Flow Disclosure

As a supplemental disclosure to the Statement of Cash Flows, the Company made cash payments of $46,138,282 for interest and received $14,581,160 for taxes for the year ended December 31, 2009.

(6) Financial Instruments Owned and Sold, Not Yet Purchased, at Fair Value

Financial instruments owned, and financial instruments sold, not yet purchased, consisted of the following at December 31, 2009:

		Owned	Sold, not yet purchased
U.S. Government obligations	$	44,242,261	286,516,050
Canadian Government obligations		63,447,742	—
Corporate obligations		6,260,208	—
Exchange traded funds		269,854,323	—
Other equity securities		163,990,556	191,810,827
Equity options		46,202,117	34,547,644
	$	593,997,207	512,874,521

The Company finances the majority of its financial instruments owned through repurchase or securities loaned agreements. Financial instruments sold, not yet purchased are generally financed through reverse repurchase or securities borrowed agreements.

(7) Trading Activities

The Company trades in U.S. Government and U.S. Government agency debt, Canadian Government obligations, commercial paper, corporate bonds, equity securities, exchange traded funds ("ETF"), futures and options contracts. The results of the trading activities for the year ended December 31, 2009 are summarized by categories of financial instruments in the following table:

Debt and debt related ETF	$	3,350,304
Equity securities and options		(39,340,872)
Derivative instruments		31,474,166
Trading loss, net	$	(4,516,402)

For derivatives held for trading purposes, including futures, options and total return swap contracts, the fair value at December 31, 2009 and on average (calculated on a monthly basis) for the year then ended is as follows:

	Average Fair Value			Fair Value	
	Assets	Liabilities		Assets	Liabilities
Equity options	$ 44,922,589	42,801,018		$ 46,202,117	34,547,644
Futures	48,667	62,000		—	—
Total return swaps	1,417,978	4,541,411		1,142,395	—

The fair value of equity options is included in financial instruments owned and sold, not yet purchased. The fair value of total return swaps is included in receivable from brokers, dealers and clearing organizations.

(8) Fair Value

The Company adopted the "Fair Value Measurements" and "Determining the Fair Value of Financial Asset When the Market for That Asset Is Not Active" effective January 1, 2008. The adoption of these pronouncements did not have a material impact on the financial condition of the Company. U.S. GAAP defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

U.S. GAAP also precludes the use of block discounts for instruments traded in an active market, which were previously applied to large holdings of publicly traded equity securities, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value. Previous accounting guidance allowed the use of block discounts in certain circumstances and prohibited the recognition of day-one gains on certain derivative trades when determining the fair value of instruments not traded in an active market.

Determination of Fair Value

For exchange traded securities, comprised of U.S and Canadian Government obligations, corporate obligations and exchange-traded equity and option securities, quoted market value is considered to be fair value. Fair value for exchange-traded futures is considered to be the price quoted on derivatives exchanges. Fair value for over-the-counter derivatives, comprised of total return equity swaps is determined using multi-contributor prices or zero coupon valuation techniques further adjusted for credit, model and liquidity risks.

Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair-value hierarchy levels the Company's financial instruments that are measured at fair value on a recurring basis at December 31, 2009.

Description		Total	Level 1	Level 2	Level 3
Assets					
Financial instruments owned	$	593,997,207	587,736,999	6,260,208	-
Total return swaps		1,142,395	-	1,142,395	-
	$	**595,139,602**	**587,736,999**	**7,402,603**	-
Liabilities					
Financial instruments sold, not yet purchased	$	512,874,521	512,874,521	-	-
	$	**512,874,521**	**512,874,521**	-	-

Other Fair Value Disclosure

Many but not all of the financial instruments held by the Company are recorded at fair value in the Statement of Financial Condition. Cash, repurchase and reverse repurchase agreements, securities borrowed or loaned, and receivables or payables from customers or from brokers, dealers and clearing organizations are recorded at amounts that approximate fair value due to their highly liquid nature and short maturity. The estimated fair value of the Company's liabilities subordinated to the claims of general creditors, based upon current rates offered to the Company for similar types of borrowing arrangements, approximates carrying value.

(9) Short-Term Borrowings

Short-term borrowings are generally used to finance securities inventories and to facilitate the securities settlement process. The level of these borrowings fluctuates daily, and at times significantly, depending on market activity. The Company has a $500,000,000 credit facility with BMO at December 31, 2009 as well as a $125,000,000 credit facility with BMO US Lending LLC, an affiliate, of which none was drawn at December 31, 2009. The Company also has third-party credit facilities aggregating to $350,000,000, of which none was drawn at December 31, 2009.

(10) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. The Company's minimum capital requirement may also be increased over such minimums by certain provisions of Rule 15c3-1. FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than 5% of the calculated aggregate debits. At December 31, 2009, the Company had net capital of $422,064,983 which was $421,064,983 in excess of its required net capital of $1,000,000.

(10) Commitments and Contingent Liabilities

The Company rents its operating facilities in Chicago from its affiliate, Harris N.A and renews its rental commitment annually.

BMO has entered into lease commitments for its operating facilities in New York and Jersey City, and the Company's estimated share of the minimum total lease obligation due under this lease is as follows:

2010	$	6,063,987
2011		6,247,534
2012		6,483,127
2013		6,376,871
2014		6,058,103
2015 and thereafter		43,786,624
	$	75,016,246

The Company also has additional leases in Atlanta, Boston, Denver, Los Angeles, New York and San Francisco. The minimum total lease obligation due under these leases is as follows

2010	$	2,964,710
2011		3,158,127
2012		3,193,069
2013		3,028,633
2014		2,351,181
2015 and thereafter		5,462,266
	$	20,157,986

The above lease obligations are presented net of any sublease rental income to be received.

The leases for these office facilities are subject to escalation clauses based on the operating experience of the lessor. Rent and related expenses under the leases amounted to $7,821,279 to third parties and $1,940,404 to affiliates for the year ended December 31, 2009.

The Company has recorded a liability representing the present value of the remaining estimated future lease payments, net of sublease receipts, associated with a lease abandonment recorded in a prior year. At December 31, 2009, the liability amounted to $12,739,034 and is included in accounts payable and accrued expenses, with a corresponding tax asset of $4,471,964 in other assets.

The Company enters into underwriting commitments. Settlements of transactions relating to such underwriting commitments, which were open at December 31, 2009, had no material effect on the financial statements.

The Company has been named as a defendant in various legal actions. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect on the financial position of the Company.

Some contracts that the Company enters into include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Statement of Financial Condition as of December 31, 2009 related to these indemnifications.

(11) Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors, payable to HFC, consist of the following as of December 31, 2009:

Due August 31, 2010, revolving subordinated debt 90-day LIBOR + 0.25%	$ 25,000,000
Due March 31, 2011, 90-day LIBOR + 0.41%	50,000,000
Due April 15, 2011, 90-day LIBOR + 0.25%	30,000,000
Due October 31, 2011, 90-day LIBOR + 0.25%	45,000,000
Due December 31, 2012, 90-day LIBOR +0.90%	100,000,000
Due July 31, 2013, revolving subordinated debt 90-day LIBOR + 0.25%	50,000,000
	$ 300,000,000

The 90-day London Interbank Offered Rate (LIBOR) was approximately 0.25% at December 31, 2009. The subordinated liabilities are covered by agreements approved by the FINRA and are thus available in computing net capital under the SEC's Rule 15c3-1. Prepayment or payment upon maturity is subject to the approval of the FINRA. Repayment of this indebtedness is not permitted if, after repayment, the Company would fail to meet its regulatory capital requirements.

(12) Income Taxes

The components of the income tax benefit reported in the Statement of Operations for the year ended December 31, 2009 are as follows:

Current:		
Federal	$	(10,942,344)
State		(40,810)
Foreign		3,681,097
		(7,302,057)
Deferred:		
Federal		(3,172,415)
State		9,092,810
		5,920,395
Total	$	(1,381,662)

A reconciliation of the Company's expected 2009 income tax benefit at the U.S. Federal statutory rate of 35% to its actual income tax benefit is provided below:

Computed expected tax benefit	$	(10,143,129)
State income taxes, excluding valuation allowance, net of federal effect		(4,769,178)
Valuation allowance change for state deferred taxes, net of federal effect		10,652,974
Foreign income taxes, net of federal effect		2,392,714
Other, net		484,956
Total	$	(1,381,662)

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets, included in other assets at December 31, 2009 are presented below:

Deferred tax assets:		
Deferred employee compensation	$	20,745,458
Employee benefit plans		1,353,695
Deferred lease obligation		5,455,731
State tax loss carryforward		7,195,443
Federal tax loss carryforward		259,809
Charitable contribution carryforward		587,833
Amortization of intangibles		302,762
Total deferred tax assets		35,900,731
Valuation allowance		(11,710,489)
Deferred tax assets, net		24,190,242
Deferred tax liabilities:		
Depreciation		(604,487)
Deferred gain		(2,015,987)
Total deferred tax liabilities		(2,620,474)
Net deferred tax assets		21,569,768
Tax effect of adjustments related to pension and postretirement benefits recorded through to stockholder's equity		869,305
	$	22,439,073

A valuation allowance of $11,710,489 exists at December 31, 2009 to offset deferred tax assets related to some of the Company's state tax loss carryforwards and substantially all of its state deferred tax assets. The valuation allowance increased by $10,652,974 in 2009 due to the increase of state operating losses and valuation allowances established on certain current and prior year state deferred tax assets. Management believes that the realization of the deferred tax assets, with the exception of certain state deferred tax assets and state loss carryforwards, is more likely than not at December 31, 2009

Federal and state tax loss carryforwards at December 31, 2009, of approximately $742,310 and $332,547,569, respectively, will expire in varying amounts in the years 2011 through 2029.

The balance of unrecognized tax benefits may decrease between zero and $6,022,000 during the next twelve months depending upon the settlement of federal, state and local tax audits.

The Company joins in filing a consolidated Federal income tax return with its parent, HFC. The Internal Revenue Service (IRS) has initiated an examination of the 2006, 2007 and 2008 consolidated Federal income tax return. The Company is also currently under examination by several state and local taxing authorities and it is anticipated that several tax examinations will be completed by the end of 2010. As of December 31, 2009, no significant adjustments have been proposed for the Company's federal, state or local tax filings.

The Company recognizes penalties and the accrual of interest related to unrecognized tax benefits in its income tax expense. During the year ended December 31, 2009 the interest and penalties recognized by the Company were not significant and would not affect the annual effective tax rate. The Company had approximately $689,000 accrued for the payment of interest and penalties at December 31, 2009.

(13) Benefit Plans

The Company is a participating entity in various noncontributory defined benefit pension plans sponsored by Harris NA, a wholly owned subsidiary of HFC. Most of the employees participating in retirement plans are included in one primary plan ("the Plan"). Certain employees participating in the Plan are also covered by a supplemental unfunded retirement plan. The purpose of the supplemental plan is to extend full retirement benefits to individuals without regard to statutory limitations for qualified funded plans.

The Plan's benefit formula is an account-based formula which is based upon eligible pay, age, and length of service. The policy for the Plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the minimum funding requirements under the Employee Retirement Income Securities Act of 1974 (ERISA), without regard to prior years' contributions in excess of the minimum. The total pension expense of the Company, including the supplemental plan, for the year ended December 31, 2009 was $4,226,790, and is included within employee compensation and benefits in the Statement of Operations.

The Company is a participating entity in the postretirement medical plan sponsored by Harris NA which provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. The participating entities have elected to defer the accumulated postretirement benefit obligation and amortize it on a straight-line basis over 20 years. At December 31, 2009, the unrecognized transition obligation was $1,522,937 for all entities participating in the plan. The total postretirement payable of the Company was $932,052 as of December 31, 2009, and is included within accounts payable and accrued expenses in the Statement of Financial Condition. The total postretirement expense for the Company was $239,869 for the year ended December 31, 2009, and is included within employee compensation and benefits in the Statement of Operations.

The Company recognizes the funded status of the pension and postretirement benefit plans in its Statement of Financial Condition. It recognizes an asset for the Plan's overfunded status or a liability for the Plan's underfunded status. Funded status is measured as the difference between the plan assets at fair value and the benefit obligation.

The Company has a 401(k) defined contribution plan that is available to virtually all employees, and makes a matching contribution based on the amount of eligible employee contributions. The expense for this plan in 2009 was $3,562,398 and is included within employee compensation and benefits in the Statement of Operations.

(14) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include forward contracts, exchange traded futures and options, securities purchased and sold on a when-issued or delayed delivery basis, and total return swaps. These derivative financial instruments are used to facilitate customer transactions, conduct trading activities, manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. Futures and forward contracts and when-issued securities entered into by the Company provide for delayed delivery of the underlying instrument.

The following table summarizes the notional amounts of derivatives held for trading purposes, the fair values of which are recorded on the Statement of Financial Condition at December 31, 2009:

	Purchases	Sales
Equity options	$ 588,153,000	540,520,000
Total return swaps	63,435,000	—

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlements are made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, swap agreements, and when-issued securities is limited to the unrealized market valuation gains recorded in the Statement of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by the market forces such as volatility and changes in interest rates. The Company had certain transactions which, in accordance with industry practice, were not recorded on the Statement of Financial Condition. These commitments, certain of which are with affiliated parties, are undertaken in the normal course of business. The settlement of these commitments is not expected to have a material adverse effect on the Company's financial position.

From time to time, the Company enters into off-balance-sheet forward start repurchase and reverse repurchase agreements. These transactions are defined as having a start date at some point in the future, whereby either the specific security or the par amount and general coupon are known, and the interest rate and term of the transactions are known. The Company had no forward start reverse repurchase and repurchase transactions at December 31, 2009.

The Company's activities involve the execution, clearance, and settlement of various securities transactions for institutional investors, and other broker-dealers. Customer securities activities are transacted on either a delivery versus payment, cash, or margin basis, and are subject to exchange or Federal regulations. In accordance with industry practice, the Company records customer securities

transactions on a settlement-date basis, which is generally one to three business days after trade date. These transactions may expose the Company to off-balance-sheet risk in the event that a customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill its obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions when necessary.

The Company's financing and securities settlement activities require the Company to pledge its securities as collateral in support of various collateralized repurchase agreements. In the event the counterparty is unable to meet its contractual obligation to return the securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

The Company is engaged in various securities trading activities servicing a diverse group of domestic and foreign corporations, governments, and institutional investors. A substantial portion of the Company's transactions are executed with institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's principal activities are also subject to the risk of counterparty nonperformance.

Market Risk

The securities and derivative financial instruments traded by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

Financial instruments sold, not yet purchased commit the Company to deliver specified securities at predetermined prices. To satisfy the obligation, the Company must acquire the securities at market prices, which may differ from the values on the Statement of Financial Condition.

(15) Interests in Variable Interest Entities

In accordance with U.S. GAAP the Company evaluates whether it has a controlling financial interest in a variable interest entity ("VIE") through means other than voting rights and whether it should consolidate the entity. VIE's include entities where the equity is considered insufficient to finance the entity's activities for which the equity holders do not have a controlling financial interest. The Company is required to consolidate VIE's if the investments held in those entities and/or the relationships with them

result in the Company being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by standard setters.

The Company serves as servicing agent to Fairway Finance Company, LLC (Fairway) and administrator for Fairway Finance Euro Company Limited (Fairway Euro) and provides accounting and other administrative support to these entities, both of which are VIEs. Fairway is organized under the laws of Delaware. Fairway Euro is an Irish private limited company incorporated under the laws of Ireland. The Company receives a structuring fee from advisory services related to the VIEs' financings and a servicing or administrative fee, respectively, equal to the residual net spread of the underlying transactions within the VIE. The Company has no exposure to losses in the VIE.

Both Fairway and Fairway Euro were established to purchase interests in receivables and similar assets, or in some instances, make loans secured by interests in receivables from clients. Fairway funds its purchases and loans primarily through the issuance of A-1/P-1 rated commercial paper notes.

The Company has determined that it is not the primary beneficiary of any VIE and therefore does not consolidate these VIEs.

(16) Transactions with Affiliates

The Company has reverse repurchase and repurchase agreements with affiliates of $309,272,275 and $434,012,250, respectively, and related interest income and expense of $353,486 and $136,596, respectively, for the year ended December 31, 2009, which is included in interest income, net, in the accompanying Statement of Operations. In addition, the Company has stock borrows and loans with affiliates of $3,564,423,974 and $1,582,759,282, respectively, and related interest income and expense of $6,847,916 and $5,572,493, respectively, for the year ended December 31, 2009, which is included in interest and dividend income, net, in the accompanying Statement of Operations. The Company incurred interest expense of $244,346 on its credit line with BMO US Lending LLC and $0 on its credit line with BMO.

The Company derives a portion of its commission income from transactions in Canadian securities which are executed by BMO Nesbitt Burns, Inc. (BMO NBI) on Canadian exchanges. The commissions received from BMO NBI, which are included in the Statement of Operations, were $10,382,000 for the year ended December 31, 2009.

The Company exchanges research services with BMO NBI and BMO and received $528,514, net, for these services.

In connection with servicing agreements with affiliates, the Company paid fees totaling $16,729,918 in referrals during the year, which have been included, net, in underwriting and investment banking revenue in the Statement of Operations.

The Company entered into total return swap contracts with BMO NBI. These swap agreements, in the notional amount of $63,435,000, hedge the Company's positions in the underlying securities. Under these contracts, the Company pays BMO NBI any unrealized gains and receives from BMO NBI any unrealized losses on a specific portfolio of securities. The Company also receives a rate of interest on the notional amount of the contracts. These contracts revalue on a quarterly or semi-annual basis. Revenues from the

swap contracts for the year ended December 31, 2009 were $468,657, and are included in interest and dividend income, net of interest expense, in the Statement of Operations.

The Company has entered into technical service agreements with BMO and its affiliates providing for the sharing of certain personnel, support services, and other costs. The net revenue relating to these technical service agreements, which is included in the Statement of Operations, totaled $48,796,857 for the year ended December 31, 2009.

(17) Subsequent Events

The Company has evaluated subsequent events through February 25, 2010, the date the financial statements are issued, and noted no transactions or events that would require recognition or disclosure in the Company's financial statements as of December 31, 2009.

BMO CAPITAL MARKETS CORP.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2009

Net capital:		
Total stockholder's equity	$	281,247,491
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		300,000,000
Total capital and allowable subordinated liabilities		581,247,491
Deductions and/or charges:		
Total nonallowable assets		116,098,057
Aged fail to deliver		2,503,475
Other deductions and/or charges		4,233,275
		122,834,807
Haircuts on securities:		
U.S. Government and Canadian obligations		260,381
Equity securities		20,131,152
Equity options		15,956,168
		36,347,701
Net capital	$	422,064,983
Alternative net capital requirement – 2% of combined aggregate debit items as shown in formula for determination of reserve requirements under Rule 15c3-3 (or $1,000,000 if greater)		1,000,000
Excess net capital	$	421,064,983
Percentage of net capital to combine aggregate debit items		3481.24%
Percentage of net capital after anticipated capital withdrawals to aggregate debit items		3481.24%
Net capital in excess of 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	420,864,983

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2009, filed by the Company in its Form X-17A-5, Part II on January 27, 2010 with the Financial Industry Regulatory Authority, Inc.

See accompanying independent auditors' report.

Schedule II

BMO CAPITAL MARKETS CORP.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	14,778,038
Other		1,113,413
Total credit items		15,891,451
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3		433,210
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		7,695,472
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		3,995,297
Aggregate debit items		12,123,979
Less 3% of debit items		(363,719)
Total debit balances		11,760,260
Reserve computation – excess of total credits over total debits	$	4,131,191
Amount of qualified securities held on deposit in "Reserve Bank Account"	$	27,096,846

This schedule does not differ materially from the computation for determination of reserve requirements under Rule 15c3-3 as of December 31, 2009 filed by the Company in its Form X-17A-5, Part II on January 27, 2010 with the Financial Industry Regulatory Authority, Inc.

See accompanying independent auditors' report.

BMO CAPITAL MARKETS CORP.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

1.	Customers' fully-paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2008 (for which instructions to reduce to possession or control had been issued as of December 31, 2009) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3:	$ —
	A. Number of items	—
2.	Customers' fully-paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2009, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ —
	A. Number of items	—

See accompanying independent auditors' report.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Capital Markets Corp.:

In planning and performing our audit of the financial statements of BMO Capital Markets Corp. (the Company), a wholly owned subsidiary of Harris Financial Corp., as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully-paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected in a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2010

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Capital Markets Corp.:

We have audited the accompanying statement of financial condition of BMO Capital Markets Corp. (the Company), a wholly owned subsidiary of Harris Financial Corp., as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of BMO Capital Markets Corp. as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2010

BMO CAPITAL MARKETS CORP.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Statement of Financial Condition

December 31, 2009

Assets

Cash	$	6,081,479
Securities borrowed		9,642,170,739
Securities purchased under agreements to resell		563,555,008
Receivable from brokers, dealers, and clearing organizations		382,065,354
Receivable from customers		433,210
Receivable from affiliates		24,389,137
Financial instruments owned, at fair value		593,997,207
Accrued interest receivable		2,296,323
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $26,558,762		8,716,956
Other assets		73,197,059
	$	11,296,902,472

Liabilities and Stockholder's Equity

Liabilities:		
Securities loaned	$	8,470,420,258
Securities sold under agreements to repurchase		1,395,120,274
Payable to brokers, dealers, and clearing organizations		233,524,460
Payable to customers		14,388,012
Financial instruments sold, not yet purchased, at fair value		512,874,521
Accounts payable and accrued expenses		89,327,456
Total liabilities		10,715,654,981
Commitments and contingent liabilities		
Liabilities subordinated to claims of general creditors		300,000,000
Stockholder's equity		281,247,491
Total liabilities and stockholder's equity	$	11,296,902,472

See accompanying notes to statement of financial condition.

(1) Organization and Description of Business

BMO Capital Markets Corp. (the "Company") is a wholly owned subsidiary of Harris Financial Corp. (HFC), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company. The Company operates as a self-clearing, institutional broker-dealer. It conducts its principal operations from office facilities in New York and Chicago, maintains additional offices in Atlanta, Boston, Denver, Greenwich, Houston, Los Angeles, San Francisco and Seattle, and also maintains an operations center in Jersey City, New Jersey. The Company is registered with the Securities and Exchange Commission (SEC) as a U.S. securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), Chicago Stock Exchange, and the Securities Investor Protection Corporation.

On December 13, 2009, the Company closed a transaction in which it acquired a match stock loan/borrow book, along with certain assets used in the business, from Paloma Securities LLC. The total purchase price was $5,927,906 and $5,608,389 was recorded as goodwill. The purchase of these assets provides the Company with the opportunity to expand its stock loan/borrow match book business.

(2) Significant Accounting Policies

Basis of Presentation

The Company maintains its financial records in United States dollars. The statement of financial condition is prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash

Cash represents funds held in the Company's bank accounts for firm operating activities.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are reported on a settlement-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Financial instruments are recorded in the statement of financial condition at market or estimated fair value.

Securities Purchased or Sold Under Agreements to Resell or Repurchase

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions. These transactions are collateralized by U.S. Government and U.S. Government agency securities, commercial paper, corporate, mortgage and asset-backed securities, and are carried at contract amount plus accrued interest.

The Company's policy is to take possession of securities purchased under agreements to resell and to value the securities on a daily basis to protect the Company in the event of default by a counterparty. In addition, actions are taken to obtain additional collateral if the market value of the underlying assets is not sufficient to protect the Company.

Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivable and payable, are offset and excluded from the accompanying statement of financial condition when they meet the criteria for netting as prescribed by U.S. GAAP.

Securities Lending Activities

Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of collateral advanced or received.

Collateralized Short-Term Transactions

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contracted obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged each day, and by requiring collateral levels to be adjusted in the event of excess market exposure. As of December 31, 2009, the fair market value of assets that the Company has pledged to counterparties under securities sold under agreement to repurchase and securities loaned transactions is $9,461,860,292. These assets primarily consist of securities where the counterparty has the right to re-pledge or sell the security. The Company has also received similar assets as collateral as of December 31, 2009, with a fair market value of $9,945,458,900.

Income Taxes

The Company's Federal taxable income is included in a Federal consolidated tax return with HFC and its eligible subsidiaries (consolidated group). The Company files separate state tax returns in certain states and is included in combined state tax returns with other affiliates in other states. The Company is party to a tax sharing agreement with its parent, HFC, under which the Company pays, to HFC, the Company's separately computed tax liability, if any, and under which HFC pays, to the Company, the Company's separately computed tax benefit, if any, arising from the utilization of the Company's separately computed

taxable loss by the consolidated group. Income taxes currently payable or receivable are paid to or received, from HFC.

In 2009, tax legislation was enacted that would allow the HFC federal consolidated group to elect to carry its 2008 or 2009 federal operating loss back 5 years, with some restrictions in year 5. The HFC consolidated group will elect to carry its 2009 federal operating loss back 5 years and recover federal taxes previously paid for the years 2004 through 2007.

Stock-Based Compensation

BMO offers a long-term incentive program for certain of the Company's senior employees. Under this plan, participants are granted an award in restricted stock units and receive cash payment in three installments, based upon BMO's common stock price, over a three-year period. Employees who resign or are terminated for cause will not be entitled to receive awards previously granted.

(3) Securities and Cash Segregated Pursuant to Federal and Other Regulations

U.S. Treasury securities have been segregated in a "special reserve bank account for the exclusive benefit of customers" under Rule 15c3-3 of the SEC. The market value of such segregated securities amounted to $27,096,846 as of December 31, 2009.

The Company has satisfied collateral requirements with clearing corporations and other broker-dealers by depositing securities and cash in the amount of $7,950,000 and $44,516,375, respectively, as of December 31, 2009.

(4) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2009, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 126,113,830	121,978,837
Receivable from/payable to brokers and dealers	210,930,591	111,545,623
Receivable from/payable to clearing organizations	45,020,933	—
	$ 382,065,354	233,524,460

(5) Financial Instruments Owned and Sold, Not Yet Purchased, at Fair Value

Financial instruments owned, and financial instruments sold, not yet purchased, consisted of the following at December 31, 2009:

	Owned	Sold, not yet purchased
U.S. Government obligations	$ 44,242,261	286,516,050
Canadian Government obligations	63,447,742	—
Corporate obligations	6,260,208	—
Exchange traded funds	269,854,323	—
Other equity securities	163,990,556	191,810,827
Equity options	46,202,117	34,547,644
	$ 593,997,207	512,874,521

The Company finances the majority of its financial instruments owned through repurchase or securities loaned agreements. Financial instruments sold, not yet purchased are generally financed through reverse repurchase or securities borrowed agreements.

(6) Trading Activities

The Company trades in U.S. Government and U.S. Government agency debt, Canadian Government obligations, commercial paper, corporate bonds, equity securities, exchange traded funds ("ETF"), futures and options contracts.

For derivatives held for trading purposes, including futures, options and total return swap contracts, the fair value at December 31, 2009 is as follows:

	Fair Value	
	Assets	Liabilities
Equity options	$ 46,202,117	34,547,644
Futures	—	—
Total return swaps	1,142,395	—

The fair value of equity options is included in financial instruments owned and sold, not yet purchased. The fair value of total return swaps is included in receivable from brokers, dealers and clearing organizations.

(7) Fair Value

The Company adopted the "Fair Value Measurements" and "Determining the Fair Value of Financial Asset When the Market for That Asset Is Not Active" effective January 1, 2008. The adoption of these pronouncements did not have a material impact on the financial condition of the Company. U.S. GAAP defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable.*

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

U.S. GAAP also precludes the use of block discounts for instruments traded in an active market, which were previously applied to large holdings of publicly traded equity securities, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value. Previous accounting guidance allowed the use of block discounts in certain circumstances and prohibited the recognition of day-one gains on certain derivative trades when determining the fair value of instruments not traded in an active market.

Determination of Fair Value

For exchange traded securities, comprised of U.S and Canadian Government obligations, corporate obligations and exchange-traded equity and option securities, quoted market value is considered to be fair value. Fair value for exchange-traded futures is considered to be the price quoted on derivatives exchanges. Fair value for over-the-counter derivatives, comprised of total return equity swaps is determined using multi-contributor prices or zero coupon valuation techniques further adjusted for credit, model and liquidity risks.

Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair-value hierarchy levels the Company's financial instruments that are measured at fair value on a recurring basis at December 31, 2009.

Description		Total	Level 1	Level 2	Level 3
Assets					
Financial instruments owned	$	593,997,207	587,736,999	6,260,208	-
Total return swaps		1,142,395	-	1,142,395	-
	$	**595,139,602**	**587,736,999**	**7,402,603**	-
Liabilities					
Financial instruments sold, not yet purchased	$	512,874,521	512,874,521	-	-
	$	**512,874,521**	**512,874,521**	-	-

Other Fair Value Disclosure

Many but not all of the financial instruments held by the Company are recorded at fair value in the statement of financial condition. Cash and cash equivalents, repurchase and reverse repurchase agreements, securities either borrowed or loaned, and receivables or payables from customers or from brokers, dealers and clearing organizations are recorded at amounts that approximate fair value due to their highly liquid nature and short maturity. The estimated fair value of the Company's liabilities subordinated to the claims of general creditors, based upon current rates offered to the Company for similar types of borrowing arrangements, approximates carrying value.

(8) Short-Term Borrowings

Short-term borrowings are generally used to finance securities inventories and to facilitate the securities settlement process. The level of these borrowings fluctuates daily, and at times significantly, depending on market activity. The Company has a $500,000,000 credit facility with BMO at December 31, 2009 as well as a $125,000,000 credit facility with BMO US Lending LLC, an affiliate, of which none was drawn at December 31, 2009. The Company also has third-party credit facilities aggregating to $350,000,000, of which none was drawn at December 31, 2009.

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. The Company's minimum capital requirement may also be increased over such minimums by certain provisions of Rule 15c3-1. FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than 5% of the calculated aggregate debits. At December 31, 2009, the Company had net capital of $422,064,983 which was $421,064,983 in excess of its required net capital of $1,000,000.

(10) Commitments and Contingent Liabilities

The Company rents its operating facilities in Chicago from its affiliate, Harris N.A and renews its rental commitment annually.

BMO has entered into lease commitments for its operating facilities in New York and Jersey City, and the Company's estimated share of the minimum total lease obligation due under this lease is as follows:

2010	$	6,063,987
2011		6,247,534
2012		6,483,127
2013		6,376,871
2014		6,058,103
2015 and thereafter		43,786,624
	$	75,016,246

The Company also has additional leases in Atlanta, Boston, Denver, Los Angeles, New York and San Francisco. The minimum total lease obligation due under these leases is as follows

2010	$	2,964,710
2011		3,158,127
2012		3,193,069
2013		3,028,633
2014		2,351,181
2015 and thereafter		5,462,266
	$	20,157,986

The above lease obligations are presented net of any sublease rental income to be received.

The leases for these office facilities are subject to escalation clauses based on the operating experience of the lessor.

The Company has recorded a liability representing the present value of the remaining estimated future lease payments, net of sublease receipts, associated with a lease abandonment recorded in a prior year. At December 31, 2009, the liability amounted to $12,739,034 and is included in accounts payable and accrued expenses, with a corresponding tax asset of $4,471,964 in other assets.

The Company enters into underwriting commitments. Settlements of transactions relating to such underwriting commitments, which were open at December 31, 2009, had no material effect on the statement of financial condition.

The Company has been named as a defendant in various legal actions. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect on the financial position of the Company.

Some contracts that the Company enters into include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2009 related to these indemnifications.

(11) Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors, payable to HFC, consist of the following as of December 31, 2009:

Due August 31, 2010, revolving subordinated debt 90-day LIBOR + 0.25%	$	25,000,000
Due March 31, 2011, 90-day LIBOR + 0.41%		50,000,000
Due April 15, 2011, 90-day LIBOR + 0.25%		30,000,000
Due October 31, 2011, 90-day LIBOR + 0.25%		45,000,000
Due December 31, 2012, 90-day LIBOR +0.90%		100,000,000
Due July 31, 2013, revolving subordinated debt 90-day LIBOR + 0.25%		50,000,000
	$	300,000,000

The 90-day London Interbank Offered Rate (LIBOR) was approximately 0.25% at December 31, 2009. The subordinated liabilities are covered by agreements approved by the FINRA and are thus available in computing net capital under the SEC's Rule 15c3-1. Prepayment or payment upon maturity is subject to

the approval of the FINRA. Repayment of this indebtedness is not permitted if, after repayment, the Company would fail to meet its regulatory capital requirements.

(12) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets, included in other assets at December 31, 2009 are presented below:

Deferred tax assets:		
Deferred employee compensation	$	20,745,458
Employee benefit plans		1,353,695
Deferred lease obligation		5,455,731
State tax loss carryforward		7,195,443
Federal tax loss carryforward		259,809
Charitable contribution carryforward		587,833
Amortization of intangibles		302,762
Total deferred tax assets		35,900,731
Valuation allowance		(11,710,489)
Deferred tax assets, net		24,190,242
Deferred tax liabilities:		
Depreciation		(604,487)
Deferred gain		(2,015,987)
Total deferred tax liabilities		(2,620,474)
Net deferred tax assets		21,569,768
Tax effect of adjustments related to pension and postretirement benefits recorded through to stockholder's equity		869,305
	$	22,439,073

A valuation allowance of $11,710,489 exists at December 31, 2009 to offset deferred tax assets related to some of the Company's state tax loss carryforwards and substantially all of its state deferred tax assets. The valuation allowance increased by $10,652,974 in 2009 due to the increase of state operating losses and valuation allowances established on certain current and prior year state deferred tax assets. Management believes that the realization of the deferred tax assets, with the exception of certain state deferred tax assets and state loss carryforwards, is more likely than not at December 31, 2009

Federal and state tax loss carryforwards at December 31, 2009, of approximately $742,310 and $332,547,569, respectively, will expire in varying amounts in the years 2011 through 2029.

The balance of unrecognized tax benefits may decrease between zero and $6,022,000 during the next twelve months depending upon the settlement of federal, state and local tax audits.

The Company joins in filing a consolidated Federal income tax return with its parent, HFC. The Internal Revenue Service (IRS) has initiated an examination of the 2006, 2007 and 2008 consolidated Federal income tax return. The Company is also currently under examination by several state and local taxing authorities and it is anticipated that several tax examinations will be completed by the end of 2010. As of December 31, 2009, no significant adjustments have been proposed for the Company's federal, state or local tax filings.

(13) Benefit Plans

The Company is a participating entity in various noncontributory defined benefit pension plans sponsored by Harris NA, a wholly owned subsidiary of HFC. Most of the employees participating in retirement plans are included in one primary plan ("the Plan"). Certain employees participating in the Plan are also covered by a supplemental unfunded retirement plan. The purpose of the supplemental plan is to extend full retirement benefits to individuals without regard to statutory limitations for qualified funded plans.

The Plan's benefit formula is an account-based formula which is based upon eligible pay, age, and length of service. The policy for the Plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the minimum funding requirements under the Employee Retirement Income Securities Act of 1974 (ERISA), without regard to prior years' contributions in excess of the minimum.

The Company is a participating entity in the postretirement medical plan sponsored by Harris NA which provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. The participating entities have elected to defer the accumulated postretirement benefit obligation and amortize it on a straight-line basis over 20 years. At December 31, 2009, the unrecognized transition obligation was $1,522,937 for all entities participating in the plan. The total postretirement payable of the Company was $932,052 as of December 31, 2009, and is included within accounts payable and accrued expenses in the statement of financial condition.

The Company recognizes the funded status of the pension and postretirement benefit plans in its statement of financial condition. It recognizes an asset for the Plan's overfunded status or a liability for the Plan's underfunded status. Funded status is measured as the difference between the plan assets at fair value and the benefit obligation.

The Company has a 401(k) defined contribution plan that is available to virtually all employees, and makes a matching contribution based on the amount of eligible employee contributions.

(14) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include forward contracts, exchange traded futures and options, securities purchased and sold on a when-issued or delayed delivery basis, and total return swaps. These derivative financial instruments are used to facilitate customer transactions, conduct trading activities, manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. Futures and forward contracts and when-issued securities entered into by the Company provide for delayed delivery of the underlying instrument.

The following table summarizes the notional amounts of derivatives held for trading purposes, the fair values of which are recorded on the statement of financial condition at December 31, 2009:

	Purchases	Sales
Equity options	$ 588,153,000	540,520,000
Total return swaps	63,435,000	—

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlements are made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, swap agreements, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by the market forces such as volatility and changes in interest rates. The Company had certain transactions which, in accordance with industry practice, were not recorded on the statement of financial condition. These commitments, certain of which are with affiliated parties, are undertaken in the normal course of business. The settlement of these commitments is not expected to have a material adverse effect on the Company's financial position.

From time to time, the Company enters into off-balance-sheet forward start repurchase and reverse repurchase agreements. These transactions are defined as having a start date at some point in the future, whereby either the specific security or the par amount and general coupon are known, and the interest rate and term of the transactions are known. The Company had no forward start reverse repurchase and repurchase transactions at December 31, 2009.

The Company's activities involve the execution, clearance, and settlement of various securities transactions for institutional investors, and other broker-dealers. Customer securities activities are transacted on either a delivery versus payment, cash, or margin basis, and are subject to exchange or Federal regulations. In accordance with industry practice, the Company records customer securities transactions on a settlement-date basis, which is generally one to three business days after trade date. These

transactions may expose the Company to off-balance-sheet risk in the event that a customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill its obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions when necessary.

The Company's financing and securities settlement activities require the Company to pledge its securities as collateral in support of various collateralized repurchase agreements. In the event the counterparty is unable to meet its contractual obligation to return the securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

The Company is engaged in various securities trading activities servicing a diverse group of domestic and foreign corporations, governments, and institutional investors. A substantial portion of the Company's transactions are executed with institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's principal activities are also subject to the risk of counterparty nonperformance.

Market Risk

The securities and derivative financial instruments traded by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

Financial instruments sold, not yet purchased commit the Company to deliver specified securities at predetermined prices. To satisfy the obligation, the Company must acquire the securities at market prices, which may differ from the values on the statement of financial condition.

(15) Interests in Variable Interest Entities

In accordance with U.S. GAAP the Company evaluates whether it has a controlling financial interest in a variable interest entity ("VIE") through means other than voting rights and whether it should consolidate the entity. VIE's include entities where the equity is considered insufficient to finance the entity's activities for which the equity holders do not have a controlling financial interest. The Company is required to consolidate VIE's if the investments held in those entities and/or the relationships with them

result in the Company being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by standard setters.

The Company serves as servicing agent to Fairway Finance Company, LLC (Fairway) and administrator for Fairway Finance Euro Company Limited (Fairway Euro) and provides accounting and other administrative support to these entities, both of which are VIEs. Fairway is organized under the laws of Delaware. Fairway Euro is an Irish private limited company incorporated under the laws of Ireland. The Company receives a structuring fee from advisory services related to the VIEs' financings and a servicing or administrative fee, respectively, equal to the residual net spread of the underlying transactions within the VIE. The Company has no exposure to losses in the VIE.

Both Fairway and Fairway Euro were established to purchase interests in receivables and similar assets, or in some instances, make loans secured by interests in receivables from clients. Fairway funds its purchases and loans primarily through the issuance of A-1/P-1 rated commercial paper notes.

The Company has determined that it is not the primary beneficiary of any VIE and therefore does not consolidate these VIEs.

(16) Transactions with Affiliates

The following additional transactions with related parties (affiliated through common ownership) are included in the Company's statement of financial condition.

The Company has reverse repurchase and repurchase agreements with affiliates of $309,272,275 and $434,012,250, respectively as of December 31, 2009. In addition, the Company has stock borrows and loans with affiliates of $3,564,423,974 and $1,582,759,282, respectively as of December 31, 2009.

The Company entered into total return swap contracts with BMO NBI. These swap agreements, in the notional amount of $63,435,000, hedge the Company's positions in the underlying securities. Under these contracts, the Company pays BMO NBI any unrealized gains and receives from BMO NBI any unrealized losses on a specific portfolio of securities. The Company also receives a rate of interest on the notional amount of the contracts. These contracts revalue on a quarterly or semi-annual basis.

(17) Subsequent Events

The Company has evaluated subsequent events through February 25, 2010, the date of the statement of financial condition are issued, and noted no transactions or events that would require recognition or disclosure in the Company's statement of financial condition as of December 31, 2009.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Capital Markets Corp.:

In planning and performing our audit of the financial statements of BMO Capital Markets Corp. (the Company), a wholly owned subsidiary of Harris Financial Corp., as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully-paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected in a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
APR 08 2010
Washington, DC
110

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2009 [8004]
or if less than 12 months

Report for the period beginning ________ [8005] and ending ________ [8006]
MM DD YY   MM DD YY

SEC FILE NUMBER: 8-34344 [8011]

1. NAME OF BROKER DEALER

BMO CAPITAL MARKETS CORP. [8020] N 9

OFFICIAL USE ONLY

Firm No   M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

NAME : ________ [8053]
NAME : ________ [8054]
NAME : ________ [8055]
NAME : ________ [8056]

OFFICIAL USE ONLY [8057] [8058] [8059] [8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers:
(enter applicable code: 1=Yes 2=No) 2 [8073]

4. Respondent is registered as a specialist on a national securities exchange:
(enter applicable code: 1=Yes 2=No) 2 [8074]

5. Respondent makes markets in the following securities:
(a) equity securities . . . . (enter applicable code: 1=Yes 2=No) 1 [8075]
(b) municipals . . . . (enter applicable code: 1=Yes 2=No) 2 [8076]
(c) other debt instruments . . . . (enter applicable code: 1=Yes 2=No) 2 [8077]

6. Respondent is registered solely as a municipal bond dealer:
(enter applicable code: 1=Yes 2=No) 2 [8078]

7. Respondent is an insurance company or an affiliate of an insurance company:
(enter applicable code: 1=Yes 2=No) 2 [8079]

8. Respondent carries its own public customer accounts:
(enter applicable code: 1=Yes 2=No) 1 [8084]

9. Respondent's total number of public customer accounts:
(carrying firms filing X-17A-5 Part II only)
(a) Public customer accounts . . . . 2,587 [8080]
(b) Omnibus accounts . . . . [8081]

10. Respondent clears its public customer and/or proprietary accounts:
(enter applicable code: 1=Yes 2=No) 1 [8085]

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing	1	8087
(c) Omnibus		8088
(d) Introducing		8089
(e) Other		8090

If Other please describe:

(f) Not applicable		8091

12.(a) Respondent maintains membership(s) on national securities exchanges(s):

(enter applicable code 1=Yes 2=No)	1	8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

(1) American	1	8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest	1	8123
(5) New York	1	8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees	539	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	440	8102

14. Number of NASDAQ stocks respondent makes market	398	8103
15. Total number of underwriting syndicates repondent was a member	109	8104

Carrying or clearing firms filing X-17A Part II)

16. Number of respondent's public customer transactions:

Actual		8105
Estimate	X	8106
(a) equity securities transactions effected on a national securities exchange	2,956,719	8107
(b) equity securities transactions effected other than on a national securities exchange	730	8108
(c) commodity, bond, option and other transactions effected on or off a national securities exchange	66,729	8109

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code 1=Yes 2=No) | 1 | 8111

18. Number of branch offices operated by respondent .... | 9 | 8112

19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with , a U.S. bank (enter applicable code 1=Yes 2=No) .... | 1 | 8130

(b) Name of parent or affiliate Harris Financial Corp | 8131

(c) Type of institution Bank Holding Company | 8132

20. Respondent is an affiliate or subsidary of a foreign broker-dealer or bank (enter applicable code 1=Yes 2=No) | 1 | 8113

21. (a) Respondent is a subsidary of a registered broker-dealer (enter applicable code 1=Yes 2=No) | 2 | 8114

(b) Name of parent | 8116

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code 1=Yes 2=No) | 1 | 8115

23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code 1=Yes 2=No)* | 1 | 8117

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period................ $ | | 8118

*Required in any Schedule I filed for the calendar year 1978 and succeeding years

FINRA Miscellaneous Information

Annual Municipal Income $ | | 8151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SEC Mail Processing Section
APR 08 2010
Washington, DC
110

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART II [11]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: BMO CAPITAL MARKETS CORP. [13]
SEC. FILE NO.: 8-34344 [14]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)
FIRM ID NO.: 16686 [15]

3 TIMES SQUARE [20]
(No. and Street)
FOR PERIOD BEGINNING (MM/DD/YY): 10/01/09 [24]

NEW YORK [21] (City) NY [22] (State) 10036 [23] (Zip Code)
AND ENDING (MM/DD/YY): 12/31/09 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Susanne Vorster [30]
(Area code) - Telephone No.: (212) 702-1982 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT | OFFICIAL USE

	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [X] [40] NO [ ] [41]
CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27th day of January 2010

Manual Signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) Susanne Vorster
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER		
BMO CAPITAL MARKETS CORP.	N 2	100

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/09 [99]

SEC FILE NO. 8-34344 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 6,081,479	200			$ 6,081,479	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"	3,995,297	220				
2. Other	122,118,532	230			126,113,829	770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"	7,695,472	240				
2. Other	9,569,884,194	250			9,577,579,666	780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing Organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other	45,020,933	290			45,020,933	800
E. Other	207,816,730	300	$ 3,113,863	550	210,930,593	810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts	433,210	310				
2. Partly secured accounts		320		560		
3. Unsecured Accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590	433,210	820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell	563,555,008	360		605	563,555,008	840
7. Securities and spot commodities owned, at market value:						
A. Banker's acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations	107,690,000	380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

BMO CAPITAL MARKETS CORP. as of 12/31/09

STATEMENT OF FINANCIAL CONDITION

ASSETS (continued)

		Allowable	Nonallowable	Total
E. Stocks and warrants		$ 433,844,880 [410]		
F. Options		46,202,117 [420]		
G. Arbitrage		[422]		
H. Other securities		[424]		
I. Spot Commodities		[430]		
J. Total inventory - includes encumbered securities of	$ 388,584,653 [120]			$ 587,736,997 [850]
8. Securities owned not readily marketable:				
A. At Cost	$ [130]	[440]	$ 6,260,208 [610]	6,260,208 [860]
9. Other investments not readily marketable:				
	$ [140]			
B. At estimated fair value		[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
A. Exempted securities	$ [150]			
B. Other	$ [160]	[460]	[630]	[880]
11. Secured demand notes-market value of collateral:				
A. Exempted securities	$ [170]			
B. Other	$ [180]	[470]	[640]	[890]
12. Memberships in exchanges:				
A. Owned, at market value	$ 291,000 [190]			
B. Owned at cost			131,250 [650]	
C. Contributed for use of company, at market value			[660]	131,250 [900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	24,389,137 [670]	24,389,137 [910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		[490]	8,716,956 [680]	8,716,956 [920]
15. Other Assets:				
A. Dividends and interest receivable		1,875,486 [500]	420,836 [690]	
B. Free shipments		[510]	[700]	
C. Loans and advances		[520]	210,000 [710]	
D. Miscellaneous		[530]	72,855,807 [720]	
E. Collateral accepted under SFAS 140		64,591,073 [536]		
F. SPE Assets		[537]		139,953,202 [930]
16. TOTAL ASSETS		$ 11,180,804,411 [540]	$ 116,098,057 [740]	$ 11,296,902,468 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
BMO CAPITAL MARKETS CORP. as of 12/31/09

STATEMENT OF FINANCIAL CONDITION
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$	1460
B. Other		1040		1250		1470
18. Securities sold under repurchase agreements.				1260	1,395,120,274	1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270		1490
2. Other		1060		1280	121,978,836	1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070				1510
2. Other		1080		1290	8,405,829,185	1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095		1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100				1550
2. Other		1105		1310		1560
E. Other		1110		1320	111,545,622	1570
20. Payable to customers:						
A. Securities accounts - including free credits of ...... $ 2,697,242 [950]		1120			14,388,012	1580
B. Commodities accounts		1130		1330		1590
21. Payable to non customers:						
A. Securities accounts		1140		1340		1600
B. Commodities accounts		1150		1350		1610
22. Securities sold not yet purchased at market value - including arbitrage of ...... $ [960]				1360	511,319,623	1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable		1160				1630
B. Accounts payable		1170			1,532,757	1640
C. Income taxes payable		1180				1650
D. Deferred income taxes				1370		1660
E. Accrued expenses and other liabilities		1190			83,412,343	1670
F. Other		1200		1380	5,937,251	1680
G. Obligation to return securities				1386	64,591,073	1686
H. SPE Liabilities				1387		1687

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

BMO CAPITAL MARKETS CORP. as of 12/31/09

STATEMENT OF FINANCIAL CONDITION
LIABILITIES AND OWNERSHIP EQUITY (continued)

	Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
24. Notes and mortgages payable:				
A. Unsecured		$ [1210]		$ [1690]
B. Secured		[1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	300,000,000 [1710]
1. from outsiders	$ 75,000,000 [0970]			
2. Includes equity subordination(15c3-1(d)) of	$ 225,000,000 [0980]			
B. Securities borrowings, at market value: from outsiders	$ [0990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:			[1420]	[1730]
1. from outsiders	$ [1000]			
2. Includes equity subordination(15c3-1(d)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
26. TOTAL LIABILITIES		$ [1230]	$ [1450]	$ 11,015,654,976 [1760]

Ownership Equity

		Total
27. Sole proprietorship		$ [1770]
28. Partnership - limited partners	$ [1020]	[1780]
29. Corporation:		
A. Preferred stock		1,000 [1791]
B. Common stock		14,250 [1792]
C. Additional paid- in capital		310,625,434 [1793]
D. Retained Earnings		(29,393,192) [1794]
E. Total		281,247,492 [1795]
F. Less capital stock in treasury		( ) [1796]
30. TOTAL OWNERSHIP EQUITY		$ 281,247,492 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 11,296,902,468 [1810]

OMIT PENNIES

* Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER

BMO CAPITAL MARKETS CORP. as of 12/31/09

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)			$ 281,247,492	3480
2. Deduct: Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			281,247,492	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			300,000,000	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 581,247,492	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		$ 116,098,057 [3540]		
1. Additional charges for customers' and non-customers' security accounts		[3550]		
2. Additional charges for customers' and non-customers' commodity accounts		[3560]		
B. Aged fail-to-deliver:		2,503,476 [3570]		
1. number of items	92 [3450]			
C. Aged short security differences-less reserve of	$ [3460]	[3580]		
number of items	[3470]			
D. Secured demand note deficiency		[3590]		
E. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]		
F. Other deductions and/or charges		4,233,275 [3610]		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3615]		
H. Total deductions and/or charges			(122,834,808)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 458,412,684	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments		$ [3660]		
B. Subordinated securities borrowings		[3670]		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
2. U.S. and Canadian government obligations		260,381 [3690]		
3. State and municipal government obligations		[3700]		
4. Corporate obligations		[3710]		
5. Stocks and warrants		20,131,152 [3720]		
6. Options		15,956,168 [3730]		
7. Arbitrage		[3732]		
8. Other securities		[3734]		
D. Undue concentration		[3650]		
E. Other (List)		[3736]	(36,347,701)	3740
10. Net Capital			$ 422,064,983	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
BMO CAPITAL MARKETS CORP.

as of 12/31/09

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)			$	[3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	[3758]
13. Net capital requirement (greater of line 11 or 12)			$	[3760]
14. Excess net capital (line 10 less 13)			$	[3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	[3790]
17. Add:				
A. Drafts for immediate credit	$	[3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	[3810]		
C. Other unrecorded amounts (List)	$	[3820]	$	[3830]
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))			$	[3838]
19. Total aggregate indebtedness			$	[3840]
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	[3850]
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)			%	[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	242,480	[3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	1,000,000	[3880]
24. Net capital requirement (greater of line 22 or 23)	$	1,000,000	[3760]
25. Excess net capital (line 10 less 24)	$	421,064,983	[3910]
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 18 page 8)	%	3481.24	[3851]
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%	3481.24	[3854]
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	420,864,983	[3920]

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	12.90	[3860]
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		[3852]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER		
BMO CAPITAL MARKETS CORP.	For the period (MMDDYY) from 10/01/09 [3932] to 12/31/09 [3933]	Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

Item		Amount	Code
REVENUE			
1. Commissions:			
a. Commissions on transactions in listed equity securities executed on an exchange		$ 20,870,669	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter			3937
c. Commissions on listed option transactions		1,304,242	3938
d. All other securities commissions		225,000	3939
e. Total securities commissions		22,399,911	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in over-the-counter equity securities		(1,914)	3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities	[4243 box: 3943]		
b. From trading in debt securities		26,335,994	3944
c. From market making in options on a national securities exchange			3945
d. From all other trading		(29,432,091)	3949
e. Total gains or (losses)		(3,098,011)	3950
3. Gains or losses on firm securities investment accounts			
a. Includes realized gains (losses)	[4235]		
b. Includes unrealized gains (losses)	[4236]		
c. Total realized and unrealized gains (losses)			3952
4. Profits or losses from underwriting and selling groups		15,303,419	3955
a. Includes underwriting income from corporate equity securities	[4237]		
5. Margin interest			3960
6. Revenue from sale of investment company shares			3970
7. Fees for account supervision, investment advisory and administrative services		28,478,745	3975
8. Revenue from research services			3980
9. Commodities revenue			3990
10. Other revenue related to securities business		19,872,214	3985
11. Other revenue			3995
12. Total revenue		$ 82,956,278	4030
EXPENSES			
13. Registered representatives' compensation		$ 49,514,908	4110
14. Clerical and administrative employees' expenses		3,962,173	4040
15. Salaries and other employment costs for general partners and voting stockholder officers			4120
a. Includes interest credited to General and Limited Partners capital accounts	[4130]		
16. Floor brokerage paid to certain brokers (see definition)		1,500,881	4055
17. Commissions and clearance paid to all other brokers (see definition)		58,948	4145
18. Clearance paid to non-brokers (see definition)		2,294,375	4135
19. Communications		724,408	4060
20. Occupancy and equipment costs		6,080,269	4080
21. Promotional costs		3,600,050	4150
22. Interest expense		380,899	4075
a. Includes interest on accounts subject to subordination agreements	380,899 [4070]		
23. Losses in error account and bad debts		76,893	4170
24. Data processing costs (including service bureau service charges)		1,854,798	4186
25. Non-recurring charges			4190
26. Regulatory fees and expenses		145,600	4195
27. Other expenses		14,891,874	4100
28. Total expenses		$ 85,086,076	4200
NET INCOME			
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)		$ (2,129,798)	4210
30. Provision for Federal Income taxes (for parent only)		(917,766)	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
32. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
33. Cumulative effect of changes in accounting principles			4225
34. Net income (loss) after Federal Income taxes and extraordinary Items		$ (1,212,032)	4230
MONTHLY INCOME			
35. Income (current month only) before provision for Federal income taxes and extraordinary items		$ (7,727,413)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

BMO CAPITAL MARKETS CORP. as of 12/31/09

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 14,778,038	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)	1,113,413	4425		
11. TOTAL CREDITS			$ 15,891,451	4430

DEBIT BALANCES

12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 433,210	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	7,695,472	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	3,995,297	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization (see note G)		4467		
17. Other (List)		4469		
18. ** Aggregate debit items			$ 12,123,979	4470
19. ** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			(363,719)	4471
20. ** TOTAL 15c3-3 DEBITS			11,760,260	4472

RESERVE COMPUTATION

21. Excess of total debits over total credits (line 20 less line 11)	$ 0	4480
22. Excess of total credits over total debits (line 11 less line 20)	4,131,191	4490
23. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
24. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	27,096,846	4510
25. Amount of deposit (or withdrawal) including $ ____ [4515] value of qualified securities		4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ 27,096,846 [4525] value of qualified securities	$ 27,096,846	4530
27. Date of deposit (MMDDYY)		4540

FREQUENCY OF COMPUTATION

OMIT PENNIES

28. Daily ____ [4332] Weekly X [4333] Monthly ____ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

BMO CAPITAL MARKETS CORP. as of 12/31/09

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER-DEALERS

CREDIT BALANCES

1. Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$	[2110]		
2. Monies borrowed collateralized by securities carried for PAIB		[2120]		
3. Monies payable against PAIB securities loaned (see Note 2-PAIB)		[2130]		
4. PAIB securities failed to receive		[2140]		
5. Credit balances in firm accounts which are attributable to principal sales to PAIB		[2150]		
6. Other (List)		[2160]		
7. TOTAL PAIB CREDITS			$	[2170]

DEBIT BALANCES

8. Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection	$	[2180]		
9. Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver		[2190]		
10. Failed to deliver of PAIB securities not older than 30 calendar days		[2200]		
11. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts		[2210]		
12. Margin related to security futures products written, purchased or sold in PAIB accounts required and on deposit with a clearing agency or a derivative clearing organization		[2215]		
13. Other (List)		[2220]		
14. TOTAL PAIB DEBITS			$	[2230]

RESERVE COMPUTATION

15. Excess of total PAIB debits over total PAIB credits (line 14 less line 7)	$	[2240]
16. Excess of total PAIB credits over total PAIB debits (line 7 less line 14)		[2250]
17. Excess debits in customer reserve formula computation	0	[2260]
18. PAIB Reserve Requirement (line 16 less line 17)	0	[2270]
19. Amount held on deposit in "Reserve Bank Account(s)", including $ ______ [2275] value of qualified securities, at end of reporting period		[2280]
20. Amount of deposit (or withdrawal) including $ ______ [2285] value of qualified securities		[2290]
21. New amount in Reserve Bank Account(s) after adding deposit or subtracting $ ______ [2295] value of qualified securities	$	[2300]
22. Date of deposit (MMDDYY)		[2310]

FREQUENCY OF COMPUTATION

OMIT PENNIES

23. Daily ______ [2315] Weekly ______ [2320] Monthly ______ [2330]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER		
BMO CAPITAL MARKETS CORP.	as of	12/31/09

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

26. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)-Limited business (mutual funds and/or variable annuities only)	$		4550
B. (k) (2)(i)-"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k) (2)(ii)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon	4335		4570
D. (k) (3)-Exempted by order of the Commission			4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	$		4586
A. Number of items			4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D			4588
A. Number of items	$		4589
		OMIT PENNIES	

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 . . . Yes X [4584] No ______ [4585]

NOTES

A--Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B--State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C--Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D--Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER		
BMO CAPITAL MARKETS CORP.	as of	12/31/09

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES

SEGREGATION REQUIREMENTS (Section 4d(2) of the CEAct)

1. Net ledger balance				
A. Cash			$	7010
B. Securities (at market)				7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market				7030
3. Exchange traded options				
A. Add market value of open option contracts purchased on a contract market				7032
B. Deduct market value of open option contracts granted (sold) on a contract market			( )	7033
4. Net equity (deficit) (add lines 1, 2, and 3)				7040
5. Accounts liquidating to a deficit and accounts with debit balances - gross amount		7045		
Less: amount offset by customer owned securities	( )	7047		7050
6. Amount required to be segregated (add lines 4 and 5)			$	7060

FUNDS IN SEGREGATED ACCOUNTS

7. Deposited in segregated funds bank accounts		
A. Cash		7070
B. Securities representing investments of customers' funds (at market)		7080
C. Securities held for particular customers or option customers in lieu of cash (at market)		7090
8. Margins on deposit with derivatives clearing organizations of contract markets		
A. Cash	$	7100
B. Securities representing investments of customers' funds (at market)		7110
C. Securities held for particular customers or option customers in lieu of cash (at market)		7120
9. Net settlement from (to) derivatives clearing organizations of contract markets		7130
10. Exchange traded options		
A. Value of open long option contracts		7132
B. Value of open short option contracts	( )	7133
11. Net equities with other FCMs		
A. Net liquidating equity		7140
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers or option customers in lieu of cash (at market)		7170
12. Segregated funds on hand (describe:)		7150
13. Total amount in segregation (add lines 7 through 12)		7180
14. Excess (deficiency) funds in segregation (subtract line 6 from line 13)	$	7190

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	
BMO CAPITAL MARKETS CORP.	as of 12/31/09

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS

1. Amount required to be segregated in accordance with Commission regulation 32.6		$ ________ 7200
2. Funds in segregated accounts		
A. Cash	$ ________ 7210	
B. Securities (at market)	________ 7220	
C. Total		________ 7230
3. Excess (deficiency) funds in segregation (subtract line 2.C from line 1)		$ ________ 7240

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER		
BMO CAPITAL MARKETS CORP.	as of	12/31/09

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS - SUMMARY

I. Check the appropriate box to identify the amount shown on line 1. below.

[ ] 7300 Secured amounts in only U.S. - domiciled customers' accounts

[ ] 7310 Secured amounts in U.S. and foreign - domiciled customers' accounts

[ ] 7320 Net liquidating equities in all accounts of customers trading on foreign boards of trade

[ ] 7330 Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder.

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed ?

[ ] Yes 7340 If yes, explain the change below

[ ] No 7350

---

1. Amount to be set aside in separate section 30.7 accounts	$		7360
2. Total funds in separate section 30.7 accounts (page T10-4, line 8)			7370
3. Excess (deficiency) - (subtract line 1 from line 2)	$		7380

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

BMO CAPITAL MARKETS CORP. as of 12/31/09

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS

1. Cash in banks			
A. Banks located in the United States		$ [7500]	
B. Other banks designated by the Commission			
Name(s):	[7510]	[7520]	$ [7530]
2. Securities			
A. In safekeeping with banks located in the United States		$ [7540]	
B. In safekeeping with other banks designated by the Commission			
Name(s):	[7550]	[7560]	[7570]
3. Equities with registered futures commission merchants			
A. Cash		$ [7580]	
B. Securities		[7590]	
C. Unrealized gain (loss) on open futures contracts		[7600]	
D. Value of long option contracts		[7610]	
E. Value of short option contracts		( ) [7615]	[7620]
4. Amounts held by clearing organizations of foreign boards of trade			
Name(s):	[7630]		
A. Cash		$ [7640]	
B. Securities		[7650]	
C. Amount due to (from) clearing organizations - daily variation		[7660]	
D. Value of long option contracts		[7670]	
E. Value of short option contracts		( ) [7675]	[7680]
5. Amounts held by members of foreign boards of trade			
Name(s):	[7690]		
A. Cash		$ [7700]	
B. Securities		[7710]	
C. Unrealized gain (loss) on open futures contracts		[7720]	
D. Value of long option contracts		[7730]	
E. Value of short option contracts		( ) [7735]	[7740]
6. Amounts with other depositories designated by a foreign board of trade			
Name(s):	[7750]		[7760]
7. Segregated funds on hand (describe:)			[7765]
8. Total funds in separate section 30.7 accounts (to page T10-3 line 2)			$ [7770]

A. If any securities shown are other than the types of securities referred to in CFTC Regulation 1.25, attach a separate schedule detailing the obligations shown on each such line.

SUPPLEMENT TO

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER

BMO CAPITAL MARKETS CORP. as of 12/31/09

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENT

Net Capital required

A. Risk-Based Requirement

i. Amount of Customer Risk Maintenance Margin requirement	[7415]	
ii. Enter 8% of line A.i		[7425]
iii. Amount of Non-Customer Risk Maintenance Margin requirement	[7435]	
iv. Enter 4% of line A.iii		[7445]
v. Add lines A.ii and A.iv.		[7455]
B. Minimum Dollar Amount Requirement (Enter $500,000 if a member of NFA)		[7465]
C. Other NFA Requirement		[7475]

D. Minimum CFTC Net Capital Requirement. Enter the greatest of lines A, B or C [7490]

Note: If amount on Line D (7490) is greater than minimum net capital requirement computed on Line 3760 (Page 6) then enter this greater amount on Line 3760. The greater of the amount required by SEC or CFTC is the minimum net capital requirement.

CFTC Early Warning Level [7495]

Note: If the minimum CFTC Net Capital Requirement computed on Line D (7490) is the:

(1) Risk Based Requirement, enter 110% of Line A (7455) or

(2) Minimum Dollar Amount Requirement, enter 150% of Line B (7465) or

(3) Other NFA Requirement, enter 150% of Line C (7475).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

BMO CAPITAL MARKETS CORP. as of 12/31/09

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699*		

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER

BMO CAPITAL MARKETS CORP. as of 12/31/09

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of Net Capital.

1. Equity Capital

A. Partnership Capital:				
1. General Partners	$	[4700]		
2. Limited		[4710]		
3. Undistributed Profits		[4720]		
4. Other (describe below)		[4730]		
5. Sole Proprietorship		[4735]		
B. Corporation Capital:				
1. Common Stock		[4740]		
2. Preferred Stock		[4750]		
3. Retained Earnings (Dividends and Other)		[4760]		
4. Other (describe below)		[4770]		

2. Subordinated Liabilities

A. Secured Demand Notes		[4780]		
B. Cash Subordinations		[4790]		
C. Debentures		[4800]		
D. Other (describe below)		[4810]		

3. Other Anticipated Withdrawals

A. Bonuses		[4820]		
B. Voluntary Contributions to Pension or Profit Sharing Plans		[4860]		
C. Other (describe below)		[4870]		
Total			$	[4880]

4. Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$	175,124,614	[4240]
A. Net income (loss)			(1,212,032)	[4250]
B. Additions (Includes non-conforming capital of	$ [4262])		107,334,910	[4260]
C. Deductions (Includes non-conforming capital of	$ [4272])			[4270]
2. Balance, end of period (From Item 1800)		$	281,247,492	[4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	200,000,000	[4300]
A. Increases		100,000,000	[4310]
B. Decreases		( )	[4320]
4. Balance, end of period (From item 3520)	$	300,000,000	[4330]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

BMO CAPITAL MARKETS CORP. as of 12/31/09

FINANCIAL AND OPERATIONAL DATA

1. Month end total number of stock record breaks unresolved over three business days.

	Valuation		Number	
A. breaks long	$	4890		4900
B. breaks short	$	4910		4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter ? (Check one) Yes [X] 4930 No [ ] 4940

A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13.

3. Personnel employed at end of reporting period:		
A. Income producing personnel	346	4950
B. Non-income producing personnel (all other)	193	4960
C. Total	539	4970
4. Actual number of tickets executed during current month of reporting period	153,644	4980
5. Number of corrected customer confirmations mailed after settlement date	223	4990

	No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6. Money differences		5000	$	5010		5020	$	5030
7. Security suspense accounts		5040	$	5050		5060	$	5070
8. Security difference accounts		5080	$	5090		5100	$	5110
9. Commodity suspense accounts		5120	$	5130		5140	$	5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge-unresolved amounts over 30 calendar days		5160	$	5170		5180	$	5190
11. Bank account reconciliations-unresolved amounts over 30 calendar days		5200	$	5210		5220	$	5230
12. Open transfers over 40 calendar days, not confirmed		5240	$	5250		5260	$	5270
13. Transactions in reorganization accounts-over 60 calendar days		5280	$	5290		5300	$	5310
14. Total		5320	$	5330		5340	$	5350

	No. of Items		Ledger Amount		Market Value	
15. Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)		5360	$	5361		5362
16. Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)		5363	$	5364	$	5365

17. Security concentrations (See instructions in Part I):			
A. Proprietary positions	$		5370
B. Customers' accounts under Rule 15c3-3	$		5374
18. Total of personal capital borrowings due within six months	$		5378
19. Maximum haircuts on underwriting commitments during the period	$	5,245,200	5380
20. Planned capital expenditures for business expansion during next six months	$		5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$		5384
22. Lease and rentals payable within one year	$		5386
23. Aggregate lease and rental commitments payable for entire term of the lease			
A. Gross	$		5388
B. Net	$		5390

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART I (OR PART II)

BROKER OR DEALER

BMO CAPITAL MARKETS CORP. as of 12/31/09

FINANCIAL AND OPERATIONAL DATA
Operational Deductions From Capital (Note A)

		I No. of Items		II Debits (Short Value)		III Credits (Long Value)		IV Deductions In Computing Net Capital	
1. Money suspense and balancing differences			5610	$	5810	$	6010	$	6012
2. Security suspense and differences with related money balances	L		5620		5820		6020		6022
	S		5625		5825		6025		6027
3. Market value of short and long security suspense and differences without related money (other than reported in line 4., below)			5630		5830		6030		6032
4. Market value of security record breaks			5640		5840		6040		6042
5. Unresolved reconciling differences with others:									
A. Correspondents and Broker/Dealers	L		5650		5850		6050		6052
	S		5655		5855		6055		6057
B. Depositories			5660		5860		6060		6062
C. Clearing Organizations	L		5670		5870		6070		6072
	S		5675		5875		6075		6077
D. Inter-company Accounts			5680		5880		6080		6082
E. Bank Accounts and Loans			5690		5890		6090		6092
F. Other			5700		5900		6100		6102
G. (Offsetting) Items A. through F.			5720	( )	5920	( )	6120		
TOTAL Line 5			5730		5930		6130		6132
6. Commodity Differences			5740		5940		6140		6142
7. Open transfers and reorganization account items over 40 days not confirmed or verified			5760		5960		6160		6162
8. TOTAL (Line 1.-7.)			5770	$	5970	$	6170	$	6172
9. Lines 1.-6. resolved subsequent to report date			5775	$	5975	$	6175	$	6177
10. Aged Fails --to deliver		92	5780	$ 23,592	5980	$	6180	$	6182
--to receive		58	5785	$	5985	$ 11,580	6185	$	6187
				(Omit 000's)		(Omit 000's)		(Omit Pennies)	

NOTE A - This section must be completed as follows:

1. All member organizations must complete column IV, lines 1. through 8. and 10., reporting deductions from capital as of the report date whether resolved subsequently or not (see instructions relative to each line item).
2. a. Columns I, II and III of lines 1. through 8. and 10. must be completed when a Part II filing is required.
   b. Columns I, II and III of lines 1. through 8. must be completed with a Part I filing, only if the total deduction on line 8 column IV equals or exceeds 25% of excess net capital as of the prior month end reporting date. All columns of line 10. require completion.
3. A response to line 9., cols. I through IV and the "Potential Operational Charges Not Deducted From Capital" schedule on p. 3 are required only if:
   a. the parameters cited in 2.b. above exist, and
   b. the total deduction, line 8. column IV, for the current month exceeds the total deductions for the prior month by 50% or more.
4. All columns and line items (1. through 10.) must be answered if required. If respondent has nothing to report enter -0-.

Other Operational Data (Items 1., 2. and 3. below require an answer)

Item 1. Have the accounts enumerated on line 5.A. through F. above been reconciled with statements received from others within 35 days for lines 5.A. through D. and 65 days for lines 5.E. and F. prior to the report date and have all reconciling difference been appropriately comprehended in the computation of net capital at the report date? If this has not been done in all respects, answer No.

Yes X [5600]
No [5601]

Item 2. Do the respondent's books reflect a concentrated position (See Instruction) in commodities? If yes report the totals ($000 omitted) in accordance with the specific instructions; If No answer -0- for:

A. Firm Trading and Investment Accounts — A. [5602]

B. Customers' and Non-Customers' and Other Accounts — B. [5603]

Item 3. Does respondent have any planned operational changes? (Answer Yes or No based on specific instructions.)

Yes [5604]
No X [5605]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART I (OR PART II)

BROKER OR DEALER
BMO CAPITAL MARKETS CORP. as of 12/31/09

FINANCIAL AND OPERATIONAL DATA

Potential Operational Charges Not Deducted From Capital (Note B)

		I No. of Items		II Debits (Short Value)		III Credits (Long Value)		IV Deductions In Computing Net Capital	
1. Money suspense and balancing differences			6210	$	6410	$	6610	$	6612
2. Security suspense and differences with related money balances	L		6220		6420		6620		6622
	S		6225		6425		6625		6627
3. Market value of short and long security suspense and differences without related money (other than reported in line 4., below)			6230		6430		6630		6632
4. Market value of security record breaks			6240		6440		6640		6642
5. Unresolved reconciling differences with others:									
A. Correspondents and Broker/Dealers	L		6250		6450		6650		6652
	S		6255		6455		6655		6657
B. Depositories			6260		6460		6660		6662
C. Clearing Organizations	L		6270		6470		6670		6672
	S		6275		6475		6675		6677
D. Inter-company Accounts			6280		6480		6680		6682
E. Bank Accounts and Loans			6290		6490		6690		6692
F. Other			6300		6500		6700		6702
G. (Offsetting) Items A. through F.			6310	( )	6510	( )	6710		
TOTAL (Line 5.)			6330		6530		6730		6732
6. Commodity Differences			6340		6540		6740		6742
TOTAL (Line 1.-6.)			6370	$	6570	$	6770	$	6772
				(Omit 000's)		(Omit 000's)		(Omit Pennies)	

NOTE B - This section must be completed as follows:

1. All line items (1. through 6.) and columns (I through IV) must be completed only if:
   a. the total deductions on line 8., column IV, of the "Operational Deductions From Capital" schedule equal or exceed 25% of excess net capital as of the prior month end reporting date; and
   b. the total deduction on line 8., column IV, for the current month exceeds the total deductions for the prior month by 50% or more. If respondent has nothing to report enter -0-.
2. Include only suspense and difference items open at the report date which were NOT required to be deducted in the computation of net capital AND which were not resolved seven (7) business days subsequent to the report date.
3. Include in column IV only additional deductions not comprehended in the computation of net capital at the report date.
4. Include on line 5. A. through F. unfavorable differences offset by favorable differences (see instructions for line 5) at the report date if resolution of the favorable items resulted in additional deductions in the computation of net capital subsequent to the report date.
5. Exclude from lines 5. A. through F. new reconciling differences disclosed as a result of reconciling with the books of account statements received subsequent to the report date.
6. Line items 1. through 5. above correspond to similar line items in the "Operational Deductions From Capital" schedule (page 2) and the same instructions should be followed except as stated in Note (B-1 through 5.) above.

BMO Financial Group Reports Strong Fourth Quarter Results

Strong Net Income Reflects Good Revenue Growth, as BMO's Focus on Customers is Yielding Results, and Effective Expense Management

Personal and Commercial Banking Canada Continues to Deliver Robust Revenue and Net Income Growth and Improvement in Competitive Position

Tier 1 Capital Ratio Remains Strong, at 12.24%

Financial Results Highlights:

Fourth Quarter 2009:

- Net income of $647 million, up $87 million or 16% from a year ago
- EPS[1] of $1.11 and cash EPS[2] of $1.13, both up $0.05 from a year ago
- Revenue increased 6.3% and expenses were reduced by 2.2% from a year ago
- Provision for credit losses of $386 million, down $79 million from a year ago. There was a $150 million increase in the general allowance last year and no change in the current quarter.

Fiscal 2009:

- Net income of $1,787 million, compared with $1,978 million a year ago
- EPS of $3.08 compared with $3.76 a year ago and cash EPS of $3.14 compared with $3.83 a year ago
- Income Before Credit Provisions and Income Taxes of $3.7 billion in fiscal 2009, up from $3.3 billion a year ago
- Provision for credit losses of $1,603 million comprised of specific provisions of $1,543 million and an increase in the general allowance of $60 million, compared with a provision for credit losses of $1,330 million a year ago comprised of specific provisions of $1,070 million and an increase in the general allowance of $260 million
- Adjusted cash EPS[2] of $4.02 after excluding certain capital markets environment charges of $355 million after tax ($0.66 per share), severance costs of $80 million after tax ($0.15 per share) in the second quarter and an increase in the general allowance of $39 million after tax ($0.07 per share) in the third quarter

Toronto, November 24, 2009 – For the fourth quarter ended October 31, 2009, BMO Financial Group reported net income of $647 million or $1.11 per common share. Canadian personal and commercial banking reported strong results with net income of $394 million, up $70 million or 22% from a year ago.

Today, we announced a first-quarter 2010 dividend of $0.70 per common share, unchanged from the preceding quarter and reflective of an annual dividend of $2.80 per common share.

"Defining great customer experience means delivering in ways that are rooted in customer choice – with consistency at every interaction. It's a disciplined approach that, for us, is yielding results," said Bill Downe, President and Chief Executive Officer, BMO Financial Group. "Particularly during this past year, individuals and businesses needed to know that their banker would be there for them. BMO stood by its customers, listened, helped them make sense of the environment as it related to their individual circumstances and worked with them to make sure they were well-positioned for the recovery. By doing so, we also attracted new customers looking for a better banking experience.

"P&C Canada had another very good quarter, with $394 million of net income, up 22% from a year ago. Commercial banking continues to experience strong growth, with revenue up $55 million or 16%. Our market share for loans to small and medium-size businesses increased from the prior year. Our efforts to reach out to customers and help them save money and choose the best products for them are working. We have narrowed the gap to the industry leader on both personal and commercial loyalty scores relative to a year ago.

"BMO Capital Markets results for the quarter were strong. Although net income was in line with a year ago, in 2008 we benefited from significant income tax recoveries. There were improved corporate banking revenues and underwriting fees increased. In 2009, we saw very strong revenue growth, with relatively modest expense growth which reflected focused cost control. Net income for the year was up 49% to more than $1 billion.

"Private Client Group delivered good revenue growth in its business lines for the second consecutive quarter, reflective of improved equity markets and a continued focus on attracting new client assets. Net income was up strongly from a year ago, when results were affected by capital markets environment charges, and down somewhat from the third quarter which benefited from a recovery of prior periods' taxes. Our U.S. retail banking franchise saw net income consistent with the third quarter and up from a year ago. Our focus on new customer acquisitions, lending and deposit gathering is enhancing our reputation in the U.S. Midwest as a bank that is here to help.

"Our businesses gained strength over the course of 2009 as we have achieved strong revenue growth while keeping a firm grip on expenses. We maintained tight control over staffing levels and supplier costs while continuing to leverage opportunities for process simplification. We enter 2010 with strong capital and liquidity and the confidence of knowing that our consistent approach is turning customers into advocates. While we expect credit losses to remain elevated into 2010, we believe that we are well positioned for further growth as the economy improves," concluded Mr. Downe.

1 All earnings per share (EPS) measures in this document refer to diluted EPS unless specified otherwise.

2 The adjustments that change results under generally accepted accounting principles (GAAP) to cash results are outlined in the Non-GAAP Measures section at the end of Management's Discussion and Analysis (MD&A), where such non-GAAP measures and their closest GAAP counterparts are outlined. Adjusted cash EPS is also a non-GAAP measure; please see details in the Notable Items section and also the GAAP and Related Non-GAAP Measures section.

Segment Overview

P&C Canada

Net income was a strong $394 million, up $70 million or 22% from a year ago. Revenue increased across each of our personal, commercial and cards businesses, led by volume growth across most products and improved net interest margin. There was particularly strong growth in personal and commercial deposits. Good revenue growth together with effective management of operating expenses, while investing for the future, has resulted in strong cash operating leverage of 8.7%.

Our strategy, of focusing on providing an excellent customer experience and improving productivity, is working. We have narrowed the gap to the industry leader on both personal and commercial loyalty scores relative to a year ago.

In personal banking, we focus on product offers that are consistent with our brand promises, such as BMO SmartSteps. Since the launch of this offer, more than 100,000 BMO customers have taken advantage of at least one of the steps we recommend to make more from their hard-earned money. The First Home Essentials kit, targeted to potential homebuyers and launched in November 2008, proved very popular and helpful to customers over the course of the past year. We continue to focus on expanding and upgrading our branch network in priority markets and on driving revenue growth and customer loyalty through effective use of our robust performance management system. In fiscal 2009, we opened 12 new branches, redeveloped 20 and closed two. We also closed 93 Instore branches, responding to our customers' preference for the full-service branches offering professional advice and relationship management capabilities, combined with the convenience of electronic banking channels.

In commercial banking, our goal is to become the bank of choice for businesses across Canada. We rank second in Canadian business market share. We are leveraging this success to grow

revenues by having value-added conversations with our customers, offering them both business and personal solutions and delivering on a complete customer experience as a trusted advisor that meets all their financial needs.

In the cards business, we are the largest MasterCard issuer in Canada. We have simplified and enhanced our entire suite of credit card products by eliminating annual fees for 400,000 customers and doubling AIR MILES rewards for another 1.2 million customers, providing a best in class product offering for our customers. We are growing our cards business with prudent credit management and have a low credit loss rate relative to our peers.

Today, we announced that we have signed a definitive agreement to purchase the Diners Club North American franchise from Citigroup, a transaction that on completion will more than double BMO's corporate card business. The deal gives BMO exclusive rights to issue Diners Club cards to corporate and professional clients in the United States and Canada, and will add net receivables of almost US$1 billion. Diners Club is recognized around the world as a premier card program for employee Travel & Entertainment expense cards and the North American franchise also benefits from worldwide MasterCard acceptance. The acquisition will immediately enhance our competitive position by placing us among the top commercial card issuers in North America. The transaction, subject to satisfactory completion of certain closing conditions including regulatory approval, is anticipated to close before March 31, 2010.

P&C U.S. (all amounts in U.S. $)
Net income was $23 million, up $12 million from a year ago. Results benefited from reductions in integration costs and changes in the Visa litigation accrual. Higher levels of impaired loans and the costs of managing this portfolio have reduced net income in the quarter by $12 million (by $9 million a year ago).

Cash net income was $39 million, including a severance charge of $2.4 million after tax, on a basis that adjusts for the impact of impaired loans, integration costs and the Visa litigation accrual. This is in line with the last five quarters where cash net income on this basis had exceeded $40 million.

Deposits grew $1.5 billion or 7.7%. The deposit increase reflects our continued commitment to provide the right products and services for our customers. We have maintained our number two ranking for retail deposit market share in our Chicago area markets while network banks lost market share.

We are maintaining our focus on new customer acquisition in both the consumer and commercial businesses, while continuing to make loans and provide deposit services to our customers and prudently manage expenses. Mortgage originations have moderated in the quarter but remain strong with some growth in new home buyer activity. We continue to focus on the customer experience as reflected in our sustained high loyalty scores. Our retail net promoter score was 44 for 2009, compared with 42 in 2008, while the average scores of our large bank competitors declined. These efforts have positioned us well as we come out of the current economic downturn.

Given the economic environment in fiscal 2009 and its impact on our loan portfolios, we have strengthened our review and monitoring processes. We have also added expertise to our problem loan resolution teams to help our customers and to ensure effective management of our exposures.

Private Client Group (PCG)
Net income in the fourth quarter increased $26 million or 32% from the same quarter a year ago to $110 million. Results a year ago included charges of $31 million ($19 million) after tax associated with the decision to purchase certain holdings from our U.S. clients in the difficult market environment. The BMO Life Assurance acquisition increased net income by $9 million. Revenues were lower in the brokerage businesses but effective expense control contributed to improved results.

Net income for the quarter decreased $10 million from the third quarter. Results in the prior quarter included a $23 million recovery of prior periods' income taxes. Our lines of business achieved good revenue growth for the second consecutive quarter, as we remain focused on continuing to deliver the high level of service and advice that our clients expect, especially in the current economic environment.

PCG net income excluding the insurance business was $69 million, up $16 million or 29% from the third quarter. Revenue grew by 6.1% as there was continued improvement in equity markets and we maintained our focus on attracting new client assets. Assets under management and administration improved by $9 billion or 3.7%.

Net income in the insurance business was $41 million, a decrease of $26 million from the third quarter due primarily to that quarter's $23 million recovery of income taxes.

PCG announced the expansion of the exchange traded fund (ETF) product suite by launching nine new funds to offer a total of 13 funds. The ETF product line is part of our commitment to providing our clients with the most diverse group of products and solutions, and the best education and support in the field of investments, a testament to our dedication to helping clients make sense of their finances. BMO remains the only major Canadian financial institution to offer a family of these low-cost, easy-to-understand, risk-diversifying investment products.

The Globe and Mail ranked BMO InvestorLine best of the bank-owned brokerages in its 2009 online brokerage rankings.

BMO Capital Markets
Net income for the quarter was $289 million, in line with the prior year. However, results a year ago benefited from a $52 million recovery of prior periods' income taxes and a higher proportion of tax-exempt revenue. In this quarter, there were no capital markets environment charges. The prior year included largely offsetting gains and losses with respect to the capital markets environment.

Revenue for the quarter increased $172 million from a year ago to $894 million. Corporate banking revenues increased significantly primarily as a result of higher lending fees and higher net interest income. Equity and debt underwriting fees were also up from the prior year. Trading revenues were down from a year ago and investment securities gains increased.

To better serve clients with a more focused and integrated capital markets business, on November 16, 2009, we announced our definitive agreement with Paloma Securities, L.L.C to hire its securities lending team and acquire assets used in the securities lending business of Paloma Securities. The addition of this team will allow BMO Capital Markets to increase the scope of our existing North American securities lending operations. The transaction, which is subject to regulatory approval, is expected to close in mid-December.

Our continued commitment to our clients is being noticed. During the quarter, BMO Capital Markets received the best FX Bank Canadian Dollar award from *FX Week* in their annual rankings and was named the best foreign exchange bank in Canada by *European CEO* magazine. We also achieved the top market share and research quality rankings in the Canadian Fixed Income annual survey conducted by Greenwich Associates, an independent research firm.

BMO Capital Markets was involved in 131 new issues in the quarter including 25 corporate debt and 27 government debt deals, eight issues of preferred shares and 71 common equity transactions, raising $45.8 billion, down $4.8 billion from the previous quarter.

Corporate Services
The net loss was $171 million for the quarter, with approximately two-thirds due to provisions for credit losses and the balance to low revenue. The net loss improved appreciably from the third quarter. There was a significant improvement in revenue and provisions for credit losses were better compared to the third quarter.

The net loss of $171 million in the quarter, compared with a net loss of $150 million in the prior year. Reduced revenues were partially offset by lower provisions for credit losses. Net interest income and net income have improved in Corporate Services in each quarter of 2009 due in part to management actions and more stable market conditions.

BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the operating groups quarterly based on their share of expected credit losses. The difference between quarterly charges based on expected losses and required quarterly provisions based on actual losses, as well as changes in the general allowance are charged (or credited) to

Corporate Services.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Medium-Term Performance Targets

BMO has medium-term objectives of, over time, increasing EPS by an average of 10% per year, earning average ROE of between 17% and 20%, achieving average annual cash operating leverage of at least 2 percentage points, and maintaining a strong regulatory capital position.

Caution Regarding Forward-Looking Statements

Bank of Montreal's public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the safe harbour provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2009 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 30 and 31 of the BMO 2008 Annual Report, which outlines in detail certain key factors that may affect our future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the level of asset sales, expected asset sale prices, net funding cost, credit quality and risk of default and losses on default of the underlying assets of the structured investment vehicles were material factors we considered when establishing our expectations

regarding the structured investment vehicles discussed in this document, including the amount to be drawn under the BMO liquidity facilities and the expectation that the first-loss protection provided by the subordinate capital notes will exceed future losses. Key assumptions included that assets would continue to be sold with a view to reducing the size of the structured investment vehicles, under various asset price scenarios, and that the level of defaults and losses will be consistent with the credit quality of the underlying assets and our current expectations regarding challenging market conditions continuing.

Assumptions about the level of defaults and losses on defaults were material factors we considered when establishing our expectation of the future performance of the transactions that Apex Trust has entered into. Key assumptions included that the level of defaults and losses on defaults would be consistent with historical experience. Material factors that were taken into account when establishing our expectations of the future risk of credit losses in Apex Trust and risk of loss to BMO included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges that BMO has entered into.

Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank's business, including those described under the heading Economic Outlook, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.

To view the rest of this news release consisting of:

Financial Highlights	click here
Management's Discussion and Analysis	click here
Unaudited Financial Statements	click here

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials
Interested parties are invited to visit our website at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Tuesday, November 24, 2009, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, March 1, 2010, by calling 416-695-5800 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 3278113.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, March 1, 2010.

Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts
Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452
Andrew Chin, Senior Manager, andrew.chin@bmo.com, 416-867-7019

Chief Financial Officer
Russel Robertson, Chief Financial Officer
russ.robertson@bmo.com, 416-867-7360

Corporate Secretary
Blair Morrison, Senior Vice-President, Deputy General Counsel,
Corporate Affairs & Corporate Secretary
corp.secretary@bmo.com, 416-867-6785

Annual Meeting 2010

The next Annual Meeting of Shareholders will be held on Tuesday, March 23, 2010, in Winnipeg, Manitoba.

BMO Financial Group



BANK OF MONTREAL
HARRIS FINANCIAL CORP.
BANK OF MONTREAL HOLDING INC.
SUBSIDIARIES (OTHER)
BMO Service Inc.
BMO Holding Finance LLC
BMO Nesbitt Burns Trading Corp S.A.
Moneris Solutions Corporation
Moneris Solutions, Inc.
1551008 Ontario Inc
Bank of Montreal Holding Enterprise Inc.
BMO Group Retirement Services Inc
Bank of Montreal Securities Canada Limited
BMO Nesbitt Burns Corporation Limited
BMO Nesbitt Burns Inc.
Bank of Montreal Holding Investments Inc.
BMO Investments Limited
BMO Investments Inc.
BMO InvestorLine Inc
BMO Global Tax Advantage Funds Inc.
GGOF 2007 Mining Flow-Through Corporation
GGOF 2008-I Mining Flow-Through Corporation
Nesbitt Burns Investment Holdings Limited
Nesbitt Burns (Barbados) Management Corporation
BMO Nesbitt Burns Ltee/Ltd
Nesbitt Burns Fahnestock International Ltd.
BMO Capital Markets Real Estate Inc.
151412 Canada Limited
Coupon Corporation Ltd.
2002187 Ontario Inc
BMO Advisors Private Limited
Nesbitt Thomson Fahnestock International GmbH
1096918 Ontario Inc.
Cyclical Spk NT Corp.
Pipe NT Corp.
Nesbitt Burns Real Estate Services Corp.
Nesbitt Burns Real Estate Management Corp
BMO Private Equity (Canada) Inc.
BMO Nesbitt Burns Employee Co-Investment Fund I Management (Canada) Inc.
BMO Equity Partners Management Inc.
BMO Equity Partners Fund Inc.
BMO Venture Partners Fund GP, L.P.
BMO Equity Partners Fund GP, L.P.
BMO Venture Partners Fund L.P.
BMO Equity Partners Fund, L.P.
BMO Nesbitt Burns Employee Co-Investment Fund I (Canada) L.P.
BMO Nesbitt Burns Canada Blocker Inc
BMO Nesbitt Burns Employee Co-Investment (CanBk) L.P.
BMO Nesbitt Burns Employee Co-Investment Inc.
BMO Nesbitt Burns Employee Co-Investment Fund Trust
Jones Heward Investments Inc.
BMO Harris Investment Management Inc.
Jones Heward Investment Counsel Inc.
BMO Nesbitt Burns Securities Ltd.
BMO Nesbitt Burns Financial Services Inc
Harris RIA Holdings, Inc
BMO Loan Funding Corp.
BMO Global Capital Solutions, Inc
PSPS Holding, LLC
LaSalle 115 Holdings, LLC
BMO Capital Markets Corp
BMO Financial, Inc.
BMO Capital Markets GKST Inc.
Stoker Ostler Wealth Advisors Inc.
Sullivan Bruyette, Speros & Blayney, Inc.
Harris myCFO, Inc.
Harris myCFO Investment Advisory Services LLC
BMO Capital Markets Financing, Inc.
Monroe Street Holdings, LLC
BMO Capital Markets Equity Group (U.S.), Inc.
BMO Financial Products Corp
BMO Private Equity (U.S.), Inc.
BMO Capital Markets Equity Investments (U.S.), Inc.
Harris Bankcorp, Inc.
Harris Bancorp Insurance Services, Inc.
Harris Investor Services, Inc.
Harris Trade Services Limited
Harris Investment Management, Inc.
HIM Monegy, Inc.
The Harris Bank N.A.
Harris Life Insurance Company
Harris National Association
Harris Central N.A.
Lincoln Neighbourhood Redevelopment Corporation
Wisconsin Community Capital Corporation
Harris Mid-America Holdings, Inc.
Atlantic Nominees Limited
Ozaukee Portfolio Services, Inc.
Merchant & Manufacturers Statutory Trust VI
M&M Lincoln Investment Corp
O.B.W.B. LLC
Harris Capital Holdings Inc.
Harris Preferred Capital Corporation
Halyard Advisors, LLC
Halyard Fund GP, LP
Halyard Capital Fund Intermediate, LP
Halyard Capital Fund Intermediate Direct, L.P.
Halyard Capital Fund II LP
Halyard Capital Fund, LP
BMO Nesbitt Burns Employee Co-Investment Fund I Management (U.S.) Inc.
BMO Mezzanine Fund
Bank of Montreal Mortgage Corporation
BMO Mortgage Corp.
BMRI Realty Investments
BMO Trust Company
BMO Capital Corporation
BMO Life Insurance Company
BMO Life Holdings (Canada), ULC
BMO Life Assurance Company
BMO (US) Lending LLC
Bank of Montreal Capital Markets (Holdings) Limited
Pyrford International Limited
BMO Capital Markets Limited
BMO Ireland Finance Company
Bay Street Thirty-Four Ltd
Bank of Montreal Assessoria e Serviços Ltda
BMO UK Pension Plan Trustee Company Limited
Bank of Montreal Finance Ltd.
Beaufort Sea Programme Limited
Bank of Montreal Ireland plc
Bank of Montreal Dental Plan Trust
Bank of Montreal Medical Plan Trust
The Pension Fund Society of Bank of Montreal
BMO GP Inc
BMO Funding, L.P.
BMO Partners Inc.
BMO Nevada LP
BMO (NS) Investment Company
BMO (US) Funding, LLC
BMO (NS) Capital Funding Company
BMO (US) Capital Funding LLC
BMO Finance, LP

This Corporate Chart represents entities where Bank of Montreal directly and indirectly owns 50% or more of the issued and outstanding voting shares.
This Corporate Chart is prepared by the Corporate Secretary's Department of BMO Financial Group for internal reference purposes only. The Corporate Secretary's Department does not warrant the accuracy or completeness of the information, which should not be relied upon without verification.

SEC Mail Processing
Section

APR 08 2010

Washington, DC
110

Bank of Montreal
1 First Canadian Place
27th Floor,
100 King St. West
Toronto, Ont.
M5X 1A1

February 26, 2010

Attention: Veronica Santiago
Federal Reserve Bank of Chicago
Statistics & Financial Reports Division – 12th Floor
P.O. Box 834
Chicago, Illinois 60690

Dear Ms. Santiago,

Form FRY-7 – Annual Report of Foreign Banking Organizations

Please find enclosed the original and two copies of the above report for the fiscal year ending October 31, 2009.

Also, please find enclosed a copy of the BMO Financial Group 2009 Annual Report.

Should you have any questions regarding the information filed, please contact me at (416) 643-1880.

Yours truly,

James Lee

James Lee
Team Lead, Statutory Reporting
Finance Shared Services

Encl.:

Board of Governors of the Federal Reserve System

Annual Report of Foreign Banking Organizations—FR Y-7

Report at the close of business as of the end of fiscal year

This report form is authorized by law: Section 7 and 13(a) of the International Banking Act of 1978 (12 U.S.C. 3106 and 3108 (a)). This report is to be filed by foreign banking organizations provided the organization meets the requirements of and is treated as a qualifying foreign banking organization under Section 211.23(a) of Regulation K or meets the requirements for limited exemption under Section 211.23(c) of Regulation K.

Return to the appropriate Federal Reserve Bank the original and number of copies of the completed report required by the Federal Reserve Bank. The Federal Reserve may not conduct or sponsor, and an organization (or a person) is not required to respond to, an information collection unless it displays a currently valid OMB control number.

NOTE: The *Annual Report of Foreign Banking Organizations* must be signed by an authorized official of the foreign banking organization.

I, Brad Sutherland, Vice-President, Finance Shared Services

Name and Title of Foreign Banking Organization Authorized Official

attest that the *Annual Report of Foreign Banking Organizations* (including the supporting attachments) for this report date have been prepared in conformance with the instructions issued by the Federal Reserve System and are true and correct to the best of my knowledge and belief.

With respect to information regarding individuals contained in this report, the Reporter certifies that it has the authority to provide this information to the Federal Reserve. The Reporter also certifies that it has the authority, on behalf of each individual, to consent or object to public release of information regarding that individual. The Federal Reserve may assume, in the absence of a request for confidential treatment submitted in accordance with the Board's "Rules Regarding Availability of Information," 12 CFR Part 261, that the Reporter *and* individual consent to public release of all details in the report concerning that individual.

[signature]

Signature of Foreign Banking Organization Authorized Official

Feb 26 2010

Date of Signature

Does the reporter request confidential treatment for any portion of this submission?

☐ Yes Please identify the report items to which this request applies:

☐ In accordance with the instructions on pages GEN-2 and 3 a letter justifying the request is being provided.

☐ The information for which confidential treament is sought is being submitted separately labeled "Confidential."

☒ No

Date of Report (foreign banking organization's fiscal year-end):

October 31, 2009

Month / Day / Year

Reporter's Name, Street, and Mailing Address

Bank of Montreal

Legal Name of Foreign Banking Organization (Top-tier if filing as a tiered organization)

100 King St. W., Toronto, Ontario Canada M5X 1A1

Street Address of the Foreign Banking Organization

City / Country

Mailing Address of the Principal Office (If different from street address)

City / Country

Person in the United States to whom questions about this report should be directed:

William Baker, Vice-President, Harris Bankcorp.

Name / Title

111 Monroe Street, Chicago, Illinois 60603

Street

City / State / Zip Code

(312) 293-8910

Area Code / Phone Number

(312) 461-2347

Area Code / Fax Number

E-mail Address

william.baker@harrisbank.com

Address (URL) for the Foreign Banking Organization's web page

For Federal Reserve Bank Use Only

RSSD Number ________

C.I. ____

Public reporting burden for the information collection in the FR Y-7 is estimated to average 3.50 hours per response, including time to gather and maintain data in the required form and to review instructions and complete the information collection.

Checklist

The checklist below is provided to assist the reporting foreign banking organization in filing all the necessary responses to the various report items. Each report item should be checked and the appropriate blanks filled in. The completed checklist should be returned with the report.

Check the **Yes**, **No** or **N/A** checkbox below, as appropriate, to indicate if the report item is included with the initial filing.

Report Item 1: Financial Information Regarding the Foreign Banking Organization (FBO)

X Yes ☐ No 1(a) Response provided in Attachment(s) # Report Item 1A

X Yes 1(b) Response provided in Attachment(s) # Report Item 1B

Report Item 2: Organization Information for the FBO

X Yes 2(a) Response provided in Attachment(s) # Report Item 2A

X Yes ☐ N/A 2(b) Response provided in Attachment(s) #________

Report Item 3: Shares and Shareholders

X Yes 3(a) Response provided on report page or in Attachment(s) # Report Item 3A

X Yes ☐ No 3(b) Response provided on report page or in Attachment(s) # Report Item 3B

☒ Yes ☐ No 3(c) Response provided on report page or in Attachment(s) # Report Item 3C

Report Item 4: Eligibility as a Qualified Foreign Banking Organization (QFBO)

☒ Yes ☐ No Items 4(e) and 4(f) have been completed and provided in Attachment(s) # Report Item 4E & 4F

☐ Yes ☐ N/A Items 4(j) and 4(k) have been completed and provided in Attachment(s) #________

☐ Yes ☐ N/A Items 4(l) and 4(m) have been completed and provided in Attachment(s) #________

INSTRUCTIONS FOR PREPARATION OF

Report Item Instructions

Report Item 1: Financial Information Regarding the Foreign Banking Organization (FBO)

Report Item 1(a) Financial Statements

Submit financial statements and notes in English covering the Reporter's two most recent fiscal years that include or are equivalent to balance sheets and income statements. If the Reporter prepares consolidated financial statements for any purpose (including without limitation, for published financial statements or submission to any other banking supervisor), the financial statements provided in the FR Y-7 must also be reported on a consolidated basis, unless otherwise instructed in this report.

The financial statements should be stated in the local currency of the country in which the head office of the Reporter is located. They should be prepared in accordance with local accounting practices.

If the financial statements have not been finalized by the due date of this report, preliminary figures must be provided. The Reporter must advise the appropriate Federal Reserve Bank before the deadline. Finalized data are due within 30 calendar days from the deadline date.

Also, respond to the following questions: (circle one)

Have the financial statements been certified by an independent public accountant? Yes No

Do the financial statements consolidate all material subsidiaries that are majority-owned financial companies? Yes No

Do the financial statements reflect any significant changes in accounting standards or policies used in preparing such statements since the last filing of the FRY-7? Yes No

If yes, describe the changes in a note or attachment to the financial statements.

Report Item 1(b) Annual Report to Shareholders

Submit one copy of the most recent annual report prepared for shareholders of the Reporter accompanied by one copy of an English translation.

Report Item 2: Organization Information for the FBO

Report Item 2(a) Organization Chart

Submit an organization chart indicating the Reporter and its interests in all entities defined below. The organization chart may be in a diagram or list format. It should disclose:

(1) full legal names (use abbreviations only if part of the legal name) use popular name for branches, agencies, and representative offices;

(2) legal address (i.e., city and state/country) of each entity;

(3) intercompany ownership and control relationships (including an interest held by a Reporter in an entity through more than one direct holder); and

(4) percentage ownership (of voting or nonvoting equity or other interests) by each direct holder.

As described below, some entities not reportable on the FR Y-10 are nevertheless reportable on the FR Y-7. These entities may be reported on the FR Y-7 organization chart in a format convenient for the Reporter. For example, a Reporter may provide a single organization chart annotated to indicate entities reportable on the FR Y-7 but not on the FR Y-10. As another option, a Reporter may provide an organization chart covering FR Y-10 reportable entities supplemented by a list of entities reportable on the FR Y-7 but not on the FR Y-10.

FRY-7
REPORT ITEM 1
Financial Information of the Foreign Banking Organization

Financial Statements of the Foreign Banking Organization

1.A. ***Balance Sheet***

Refer to page 110 of our 2009 Annual Report under Report Item 1.B.

Income Statement

Refer to page 111 of our 2009 Annual Report under Report Item 1.B.

Significant Changes in Accounting Standards/Policies

Changes in Accounting Policy for the current year are summarized as part of Note 1 on page 114 of our 2009 Annual Report.

1.B. ***Annual Report to Shareholders***

1 English copy of Annual Report to Shareholders enclosed

office or a U.S. company, whether or not a subsidiary of the foreign company), and confirm that these activities are the same as or are related to those conducted abroad as measured by North American Industry Classification System (NAICS) codes.

Note: Reporters are reminded that, pursuant to section 211.23(f)(5)(ii) of Regulation K (12 CFR 211.23(f)(5)(ii)), foreign companies may not directly underwrite, sell, or distribute, nor own or control more than 10 percent of the voting shares of a company that underwrites, sells, or distributes securities in the United States, except to the extent permitted bank holding companies.[4]

Report Item 3: Shares and Shareholders

Report Item 3(a) Number and Types of Shares

List the number and types of all the shares (or their equivalent) that the FBO has authorized, issued, or holds for its own account. Describe the voting rights of each type of shares and any agreements that limit the voting of such shares. When the FBO has bearer securities outstanding, describe the regulations requiring registration of the ownership of the bearer securities with the FBO or appropriate regulatory agency.

Report Item 3(b) Nonbearer Securities[5]

(circle one)

Does the FBO have nonbearer securities? Yes (circled) No

If the response is "yes," list each shareholder (or the equivalent) of record that directly or indirectly owns, controls, or holds with power to vote 5 percent or more of any class of nonbearer securities of the FBO (See Regulation Y, section 225.2(q)). Also list the beneficial owner, to the extent ascertainable, when the beneficial ownership is 5 percent or more of nonbearer shares.

Provide the following information for each:

(1) name and address of principal residence for individuals, or of head office for companies;

(2) country of citizenship or of organization; and

(3) number and percentage of each class of nonbearer securities (or their equivalent) owned, controlled, or held with power to vote.

Report Item 3(c) Bearer Securities[5]

(circle one)

Does the FBO have bearer securities? Yes No (circled)

If the response is "yes," list each known shareholder that directly or indirectly owns, controls, or holds with power to vote 5 percent or more of any class of bearer securities (see Regulation Y, section 225.2(q)) of the FBO. Provide the following information for each:

(1) name and address of principal residence for individuals, or of head office for companies;

(2) country of citizenship or of organization; and

(3) number and percentage of each class of bearer securities (or their equivalent) owned, controlled, or held with power to vote.

Report Item 4: Eligibility as a Qualified Foreign Banking Organization (QFBO)

Report Item 4(a) Requirements for Eligibility as a QFBO

To qualify for exemption from the nonbanking prohibitions of the BHC Act, a FBO must be "principally" engaged in the banking business outside the United States. Section 211.23(a) of Regulation K (12 CFR 211.23(a)) sets forth requirements to qualify for the exemption. Certain FBOs that do not meet the criteria set forth below in 4(g) will be eligible for limited exemptions as described in section 211.23(c) of Regulation K (12 CFR 211.23(c)) if they meet the requirements set forth in that section. Such organizations should contact the appropriate Federal Reserve Bank for guidance.

4. Under a 1971 Board interpretation (12 CFR 225.124(d)), a foreign bank holding company may underwrite or deal in shares of stock (including shares of United States issuers) to be distributed outside the United States, provided that shares so acquired are disposed of within a reasonable time. This applies only to activity that takes place outside of the United States and that does not involve a U.S. office. See F.R.R.S. 3-693 (addressing restrictions on underwriting by foreign banks of securities to be distributed in the United States). Shares of companies held pursuant to the interpretation on the reporting date need not be reported in response to Report Item 2(b), provided that the holding of the shares is in all respects consistent with the interpretation.

5. See Glossary.

FR Y-7
October 31, 2009
Financial and Managerial Information
Report Item 3: Shares and Shareholders

3.A. Number and Types of Shares

Please refer to Note 21 Share Capital on Page 144 of the 2009 Annual Report for authorized and issued share information.

One of Bank of Montreal's indirect subsidiaries, the regulated securities dealer, BMO Nesbitt Burns Inc. (BMO NBI) does hold Bank of Montreal shares. As at October 31, 2009, BMO NBI held a net short position of 1,095,546 shares.
As well, BMO NBI also held a net short position of 87,899 of Bank of Montreal's own preferred shares as at October 31, 2009 (Series 13 – 5,076, Series 15 – 1,400, Series 16 – 75,656 and Series 23 – 5,767).

BMO NBI holds Bank of Montreal common shares for various reasons. BMO NBI has traders who trade financial institutions stocks, buying and selling with the desire to make a positive spread.

For the voting rights of these common shares held, as quoted on page 3 and 4 in our Proxy Circular dated February 2, 2010: Each Common Share is entitled to one vote on those items of business identified in the Notice of Annual Meeting of Shareholders of Bank of Montreal, except shares of the Bank which are beneficially owned by: the Government of Canada or of a province or any of their agencies; or the government of a foreign country or any political subdivision thereof or any of its agencies; or any person who has acquired more than 10% of any class of shares of the Bank without the approval of the Minister of Finance. No person, or entity controlled by any person, may cast votes in respect of any shares beneficially owned by the person or entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.

3.A. Number and Types of Shares (continued)

The preferred shares have no voting rights except in the case of a default in dividend payment, in which case, the preferred shares would have the same voting rights as the common shares described above.

3.B. Nonbearer Securities	Yes To the best of our knowledge, we are not aware of any shareholder or the equivalent of record that directly owns, controls or hold with power to vote 5 percent or more of any class of nonbearer securities of the FBO, nor are we aware of beneficial ownership of 5 percent or more of nonbearer shares.
3.C. Bearer Securities	No

Report Item 4(b) Financial Data

The top-tier FBO must provide financial data on the size of its: (1) worldwide nonbanking business activities; (2) non-U.S. banking activities; and (3) U.S. banking activities. The top-tier FBO must measure the size of its business activities by any two of the three financial items: total assets, revenues, or net income, as provided in 4(c) below. Refer to the Notes to Report Item 4 on page RI-7.

Report Item 4(c) Consolidated or Combined Basis for Determining Total Assets, Revenues, and Net Income

For purposes of determining total assets, revenues, and net income, each FBO:

(1) may use either a consolidated or a combined basis;

(2) must include the total assets, revenues, and net income of all companies in which it owns 50 percent or more of the voting shares; and

(3) may include the total assets, revenues, and net income of companies in which it owns 25 percent or more of the voting shares if all such companies within the FBO are included.

Report Item 4(d) Worldwide Business Activities and Banking Business Activities

The top-tier FBO must complete **both** 4(e) regarding worldwide business activities and 4(f) regarding banking business activities.

Report Item 4(e) Worldwide Business Activities

Respond to any two of the following three criteria:

	Amounts in local currency or U.S. Dollars (circle one)
(1) Assets:	
(a) total worldwide nonbanking	
(b) total non-U.S. banking	
(2) Revenues derived from:	
(a) total worldwide nonbanking	-
(b) total non-U.S. banking	8,244
(3) Net Income derived from:	
(a) total worldwide nonbanking	
(b) total non-U.S. banking	1,897

Report Item 4(f) Banking Business Activities

Respond to any two of the following three criteria:

	Amounts in local currency or U.S. Dollars (circle one)
(1) Assets:	
(a) total non-U.S. banking	
(b) total U.S. banking	
(2) Revenues derived from:	
(a) total non-U.S. banking	8,244
(b) total U.S. banking	2,820
(3) Net Income derived from:	
(a) total non-U.S. banking	1,897
(b) total U.S. banking	(110)

Report Item 4(g) Criteria for Qualifying

A FBO will qualify for the exemption from the nonbanking prohibitions of the BHC Act only if two of the three requirements in **both** of the following categories are met:

Worldwide Business

(1) banking assets held outside the United States exceed total worldwide nonbanking assets; or

(2) revenues derived from the business of banking outside the United States exceed total revenues derived from its worldwide nonbanking business; or

(3) net income derived from the business of banking outside the United States exceeds total net income derived from its worldwide nonbanking business; and

Banking Business

(1) banking assets held outside the United States exceed banking assets held in the United States; or

(2) revenues derived from the business of banking outside the United States exceed revenues derived from the business of banking in the United States; or

(3) net income derived from the business of banking outside the United States exceeds net income derived from the business of banking in the United States.

REPORT ITEM 2.A.

As at October 31, 2009



Bank of Montreal
Montreal, Canada
100%
Chicago Illinois Head Office (shared space with BMO Nesbitt Burns Corporation Limited (Delaware))
100%
Houston, Texas, Agency (shared space with BMO Nesbitt Burns Corporation Limited (Delaware))
100%
New York, New York Branch Office (shared space with BMO Nesbitt Burns Corporation Limited (Delaware) and BMO Nesbitt Burns Trading Corp. S.A.)
100%
BMO (US) Lending, LLC
Chicago, Illinois
99.8%
BMO Nevada LP
Chicago, Illinois
0.2%
100%
BMO (NS) Capital Funding Company
Halifax, Canada
100%
BMO (US) Capital Funding LLC
Wilmington, Delaware
99.9%
100%
BMO GP Inc. Toronto, Canada
0.1%
BMO Funding, L.P. Chicago, Illinois
100%
BMO (NS) Investment Company Halifax, Canada
100%
BMO (US) Funding, LLC Willmington, Delaware
100%
Bay Street Holdings LLC
Chicago, Illinois
1%
BMO Nesbitt Burns Trading Corp. S.A.
Munsbach, Luxembourg
uses
New York Branch Office (shared space with BMO Nesbitt Burns Corporation Limited (Delaware))
99%
100%
Bank of Montreal Holding Inc.
Calgary, Canada
100%
Bank of Montreal Holding Investments Inc.
Calgary, Canada
(Holds 25% limited partnership interest in Cervus Funding , L.P. Las Vegas, Nevada)
100%
Bank of Montreal Holding Enterprise Inc.
Calgary, Canada
100%
BMO Holding Finance LLC
Wilmington, Delaware
100%
Bay Street Number Thirty-four Ltd.
Wilmington, Delaware
100%
*Harris Financial Corp.
Wilmington, Delaware
33.3 %
Symcor Inc. Mississauga, Canada
100%
Symcor GP Inc. Mississauga, Canada
99.9%
0.1%
Symcor, LP Charlotte, North Carolina

RECORD OF ACTION
BRANCH OF REGISTRATION & EXAMINATIONS

REGISTRANT'S NAME: ______________________

DBA NAME: ______________________

120 DAY ADV ORDER YES / NO

NRSI: OK – PENDING INVEST.

ORGANIZATION: SP, PARTNERSHIP, CORP LLC or OTHER

ITEM 6 YES / NO

ITEM 9 YES / NO

ITEM 11 _____, _____, _____, _____,

CCO YES / NO

SRO –

45TH DAY ________

TA-1 30TH DAY ________

COMMENTS

STATE:

DEFICIENCIES

Part 2A: Yes/No/NA

CRD #

EXAMINER: Kevin Hogan

FILE NO.: 8 -

REFERRAL DATE: / /

FILING DATE: / /

RETURN DATE: / /

PENDING DATE: / /

EFFECTIVE DATE: / /